UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

3Q22

bradesco

Dear shareholders,

We hereby present the Financial Statements of Banco Bradesco S.A. related to the third quarter of 2022. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB).

ECONOMIC COMMENT

The economic activity maintained the resilience in this third quarter, while showing incipient signs of loss of traction. The labor market follows the vigorous performance of income and hiring. We forecast a GDP growth of 2.7% this year and 0.5% in the next. The fall in the unemployment rate will continue to sustain household consumption in 2023, in a context in which the domestic demand has been resilient. The restrictive monetary policy and the global environment, however, will contribute to the slowdown of the activity.

In addition to short-term deflations, service inflation has gradually shown a more benign behavior. As a result, the IPCA is expected to close this year at 5.7%. For 2023, we project the inflation to fall to 4.9%. Therefore, the Central Bank of Brazil chose to maintain the Selic rate at 13.75%, ending the cycle of interest rate rise. The signaling of the Central Bank of Brazil is compatible with interest cuts in mid-2023, leading the terminal rate to 11.75% next year.

Risks related to the global economy have intensified. The greater magnitude and duration of monetary tightening in developed economies, the escalation of the conflict in Eastern Europe and the expectation of recession ahead increased the level of uncertainty and volatility of assets. In addition, economic activity shows signs of deceleration. Inflation control will continue to demand a restrictive monetary policy this and next year. The performance of central banks will continue to be the determining factor for asset prices and expectations.

HIGHLIGHTS FOR THE PERIOD

In August 2022, we communicated that we entered into a strategic partnership with Banco Votorantim S.A. for the formation of an independent investment manager, with its own brand to be defined yet. In the transaction, through one of its indirect subsidiaries, we will acquire 51% of the capital of BV DTVM that concentrates the management of third-party resources and the private banking activity of the BV bank. The agreement is subject to the compliance with certain preceding, legal and regulatory conditions.

In September 2022, the Strategic Committee was created, with the purpose of supporting the Board of Directors in the performance of its tasks related to the strategic management of the Company. The committee has its own rules of procedure (available on the Bradesco IR website) and consists of five members of the Board of Directors, being coordinated by Mr. Alexandre da Silva Glüher.

STRATEGIC FOCUS

Our business strategy is focused on meeting the expectations of clients, while understanding their needs and life cycle and increasing their satisfaction by means of an experience of excellence in all its interactions with the Bank. Based on this reflection, we structure our strategy on four large pillars that support the corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

Clients – our inspiration: Our goal is to contribute to the achievements of our clients through a service of excellence focused on their needs and objectives, promoting the best experience and a relationship of trust and respect. Having the client as the center of our strategy, we have developed several actions to improve our knowledge of behavior, needs and goals, adding value to each moment and interaction. Through the use of data intelligence and complete business solutions, we offer contextualized offerings according to the client's profile and moment of life. All in a pleasant and complete experience, integrating journeys of excellence and processes supported by new real-time decision technologies.

Digital Transformation – how we do: We have digital mentality and behavior to be simple, efficient, agile, connected and innovative. In a context of strong digital transformation, we want to make our customer experience even more fluid, practical and safe. Our management of expenses was highlighted in the strategy, contributing with actions and projects aimed at optimizing the use of channels and reducing the cost of providing services, in the continuous pursuit of efficiency. We seek to maximize value from the client's perspective through a culture focused on continuous improvement, excellence and data use for decision making.

People – our team: We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people. We seek to enhance our professionals' essential and life-changing competencies in order to make our corporate strategy feasible. We have an organizational culture based on ethics, transparency and respect for people, and we invest to have an innovative, challenging, and plural environment.

Sustainability – made to last: Our focus is to be agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a sustainable and diversified manner seeking the best balance between risk and return through a robust capital structure and liquidity. We are committed to managing the socio-environmental and climate risks related to our business and to supporting sectors, activities, projects and assets that have positive socio-environmental impacts. The commitments made and the results of our performance in diversity and inclusion reinforce our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are important drivers for us, because through them we impact and change the lives of thousands of Brazilians. Ethical and transparent performance permeates our values. It is part of our purpose to contribute to the sustainable development of society, and we work to ensure that our Organization is prepared for the challenges that will be imposed by a low-carbon and inclusive economy.

HIGHLIGHTS


BOOK NET INCOME AND ROAE
15,5%
17,3%
R$ billion
17,4
+17%
20,4
9M21
9M22
Book Net Income
ROAE


SHAREHOLDERS' EQUITY
R$13,90
R$15,14
R$ billion
148,2
+9%
161,4
Sep21
Sep22
Shareholders' equity
Book Value per Share

INTEREST ON SHAREHOLDERS' EQUITY/ DIVIDENDS **R$7.4 bi** (gross)

R$5.7 bi – supplementary

R$1.7 bi – monthly

EARNINGS PER SHARE

R$1.80 IN COMMON SHARES

R$1.98 IN PREFERRED SHARES

BASEL RATIO

15.8%

MARKET VALUE

R$192.6 bi

EXPANDED LOAN PORTFOLIO

R$878.6 bi (+14% in 12M)

LARGE CORPORATES: **R$351.3 bi** (+14% in 12M)

INDIVIDUALS: **R$352.7 bi** (+16% in 12M)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$174.6 bi** (+8% in 12M)

ALLOWANCE FOR LOANS

R$50.4 bi (+8% in 12M)

TOTAL DEPOSITS

R$590.8 bi

(+5% in 12M)

Time Deposits – R$404.4 bi (+9% in 12M)
Savings Deposits – R$132.8 bi (-3% in 12M)
Demand Deposits – R$51.9 bi (-2% in 12M)
Interbank Deposits – R$1.6 bi (-63% in 12M)

SECURITIES

R$703.5 bi

(-7% in 12M)

FVOCI – R$210.6 bi (-15% in 12M)
FVPL – R$280.5 bi (-15% in 12M)
Amortized Cost – R$212.4 bi (+23% in 12M)

100% CLIENT

We are establishing an even closer and more genuine relationship with our customers, so our focus will remain to meet their goals, desires and needs. This is a movement that is in line with our motto "among us, you come first". And, to achieve this goal, we consider their profile, life moment and behavior – inside and outside Bradesco –, during the development of products and services.

For this purpose, we combine the voice of the client with the use of metrics such as NPS and data intelligence. This way, we get to know each client even better so that we can provide solutions that are consistent with their goals and facilitate their daily lives. Our solutions use the expertise of the Customer Experience (CX) department, responsible for measuring the data, building and optimizing the journeys, in addition to monitoring indicators through quantitative and qualitative research. An example of this work was the implementation of the new subhome of cards on the App, a solution that boosted the number of accesses to the tab since the deployment. The journey of capturing client feedback on the Bradesco App was also restructured, in order to generate even more insights aimed at improving the experience.

Another innovation includes BIA, our Artificial Intelligence, which was pioneeringly launched in 2016. Seeking to bring even more usability and security to our clients, we transformed it into a channel for security message alerts. Through WhatsApp, BIA contacts the client in cases of suspected credit card fraud. The novelty, deployed in early October and initially available only to Individual clients, brings BIA even closer to the client, bringing more security and speeding up communication and manifestation in cases of suspected fraud.

Both innovations are examples of the constant work carried out by Bradesco Experience. Responsible for promoting the best experience to clients in all interaction channels, it is a team composed of specialized professionals with an end-to-end vision in creating complete, intuitive and customized journeys, including for non-financial services. To ensure resilience to our channels and agility in building journeys, we have also strengthened our cloud structure.

In late September 2022, our base was composed of 76.8 million clients.


COMPANIES
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Múltis & Institutional[1]
Companies and Business
Up to R$ 50 mi
Private Bank
≥ R$5 mi
Exclusive
R$4,000 to R$14,999.99
$40,000 to R$149,999.99
≥ R$15,000
≥ R$150,000
Prime
Classic
≤ R$4,000
INDIVIDUALS
Non-account holders[2]
Monthly Income
Annual Billings
Investiment

1 – Asset Management, Pension Funds and Securities Brokers; and

2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

SERVICE STRUCTURE

By offering practical and secure services in all segments we operate, we maintain a large and modern network of Customer Service, which is constantly updated, throughout Brazil and also in strategic locations abroad. In the first nine months of 2022, the Network comprised 86,366 points, among them, 2,871 are branches and 47,490 are ATMs.

DIGITAL CHANNELS

Understanding the new profile of clients, increasingly digital and autonomous, we will continue to expand our performance in digital solutions. From January to September 2022, 98% of the transactions were carried out by Bradesco's Digital Channels, with emphasis on the Bradesco App (Individual and Company), which showed a 64% increase in financial transactions compared to the previous year. Our Digital Channels include customer service, products and other services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for Bradesco clients.

ACCESSIBILITY

In almost 80 years of history, our purpose to make our clients' lives easier escalates more and more. Twenty-four years ago, we started a transformation movement with the implementation of several solutions such as the launch of accessible ATMs, an exclusive Call Center (SAC) for people with hearing disabilities and the development of accessible marketing campaigns. Increasingly addressed and supported by new technologies, the theme continues to receive the dedication deserved by means of projects and actions focused on the connection with communities, the empowerment and the minimization of barriers to access information, banking and digital inclusion. For us, accessibility is synonymous with respect and inclusion.

DIGITAL PLATFORMS

Currently, we have 11 large Digital Platforms serving clients of the Exclusive and Prime segments. The clients, depending on their relationship profile, can migrate to use the remote managed assistance, via Telephone/Corporate WhatsApp/Email/Video Call. At the end of the period, we served 901,304 clients – 710,000 clients in Exclusive and 191,304 clients in Prime. We also have the Bradesco Private Bank Digital Branch, serving 18,248 clients in this segment.

NEXT

The ecosystem of next offers financial and non-financial services, including the checking account, credit and debit card, investments and loans, insurance, account for children and teens (nextJoy account, in partnership with Disney), discounts and offers at nextShop, exclusive benefits on the Mimos (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets.

In Open Finance, next has the "Minhas Finanças" ("My Finance") functionality, which allows the client to view, in a consolidated manner, their information about checking account, credit cards and loans from various institutions participating in the system, in addition to personalized recommendations and tips for the client to better manage their finances.

In the third quarter of 2022, it reached the mark of 13.6 million clients – a growth of 77% in the last 12 months.

BITZ

Bitz is a free digital account of Grupo Bradesco, with more than 10 million clients. With Bitz, you can do Pix, pay bills, bank payment slips, cell phone top-up, have a daily remuneration of 100% of CDI on the account balance, to obtain a credit card from the Elo Flex brand with no annual fee and with numerous benefits and make purchases over the Internet using the virtual card generated on the App itself and also earn cashback on the digital account itself. In addition, Bitz joined the largest electronic money transfer player in the Brazilian retail market, enabling it as a means of payment for more than 150 thousand commercial

establishments and more than 400 thousand points of sale. Recently, a partnership was signed with Gerando Falcões with the purpose of expanding the financial inclusion of Brazilians living in the favelas (shantytowns) through the 320 NGOs assisted by it.

DIGIO

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit card, personal loan developed to be distributed in own and third-party channels, INSS payroll-deductible loan, anticipated FGTS Anniversary Withdrawal and 100% digital payment account. In addition to financial products, it is possible to purchase on the App: cell phone top-up, insurance, dental plan, cashback, e-gift, discounts, etc.

Digio closed the third quarter of 2022 with 4.5 million total accounts, recording a growth of 43% over the same period in 2021.

INTERNATIONAL OPERATION

We have a team of specialists in Brazil and abroad to act on the foreign exchange, export, import, financial transfer and foreign trade finance market.

Abroad, we have 2 Branches, 11 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Bradesco Bank is positioned to meet the demand of Brazilian and Latin American clients who wish to diversify their equity in the global market by offering investment, banking and financing solutions.

BRANCHES	
New York Grand Cayman	Banco Bradesco S.A.

REPRESENTATIVE OFFICE	
Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales

SUBSIDIARIES	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxemburg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco Bank Bradesco Investments Bradesco Global Advisors

MAIN PRODUCTS AND SERVICES

bradesco seguros

Sept22 (R$ million)	Net Income	Shareholders' Equity	Securities	Revenue from Insurance Premiums, Pension Contributions and Capitalization Bonds
	5,487	34,698	344,790	70,908
	Return on Average Equity (ROAE)	Total Assets	Indemnities, Draws and Redemptions Paid	Technical Provisions for Insurance, Pension Plans and Capitalization Bonds
	18.6%	371,036	58,667	318,083

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which made it reach the market leadership in Brazil and Latin America.

This solid path has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto Insurance.

We have Life Insurances, Health and Dental Plans, Capitalization Bonds, Private Pension Plans, and Property and Casualty Plan, which include Home and Property Insurance for Individuals and Companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

CARDS

We have the most complete solution line of means of payment in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we serve the Mexican market, operating as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country. In August 2022, we announced the acquisition of Ictineo Plataforma, a financial institution focused on individuals, and the completion of the transactions is subject to approval by the Mexican (CNBV – Comisión Nacional Bancaria y de Valores) and Brazilian (Central Bank) authorities.

We are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company whose investments include Alelo (benefit cards and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (brand), and Veloe (mobility and tolls company).

R$218.6 billion in card transactions in the period.

R$6.7 billion in Fee and Commission Income.

LOAN OPERATIONS

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

- **Agribusiness:** we are featured among the biggest financiers in agribusiness, with offers and solutions for the development of production. We participate in the eight largest fairs in the sector and keep agreements with several partners of the Productive Chain and with the main manufacturers of agricultural tools of the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;
- **Special Business:** leader in BNDES (Brazilian National Bank for Social and Economic Development) onlendings, market leader in leasing, largest guarantee portfolio in the market and market leader in advance payments to suppliers;
- **Real Estate Financing:** we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitizing of processes made through real estate partners through APIs. We have real estate platforms, with coverage throughout the national territory;
- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and
- **Individuals (mass-market):** all personal loans, payroll-deductible loans, vehicle and revolving credit lines enable us to keep transforming our customer experience through the modernization of commercialization and after-sales journeys. Highlights for the massive use of algorithms and advanced analytics, by mapping clients' needs in real time, to respond with the best product and the best business conditions considering the moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Sep22	Sep21	Variation %
Consumer Financing	**247.0**	**209.0**	**18%**
Payroll-deductible Loans	88.3	82.5	7%
Credit Card	65.8	47.4	39%
Personal Loans	57.2	48.0	19%
CDC / Vehicle Leasing	35.7	31.0	15%
Real Estate Financing	102.3	91.5	12%
Rural Loans	37.5	30.2	24%
BNDES/Finame Onlendings	15.4	15.7	-1%
Working Capital	152.4	142.0	7%
Foreign Trade Finance	51.9	61.8	-16%
Sureties, Guarantees and Securities	194.8	164.7	18%
Other	77.3	58.4	32%
\\ Expanded Loan Portfolio	**878.6**	**773.3**	**14%**

CONSORTIA

Our clients, being account holders or not, have the full portfolio of products and services of Bradesco Consórcios (Consortia). We have an integrated base for marketing solutions in synergy with the Branches and Digital Platforms, reaffirming the active presence in the segments of movable and immovable assets.

R$25,9 billion in revenues in the first nine months of the year, resulting in a total portfolio of **R$98.9 billion**.

R$1.6 billion in Fee and Commission Income

1.6 million active quotas, totaling **490.6 thousand** new quotas sold in the period.

INVESTMENT BANK

We advise our clients on the primary and secondary issuing of shares, merger transactions, purchase and sale of assets and companies; and the structuring and distribution of debt instruments, structured corporate finance operations and projects under the modality of Project Finance. Our Global Markets area is responsible for the securities and for the institutional client relationship, covering varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico City, New York, London and Hong Kong.

ASSET MANAGEMENT

Representing us in the market of fund management and managed portfolios, we have Bradesco Asset Management, one of the leading companies in the industry, with operations in several products and investment solutions for all client profiles. It serves multiple segments of Individuals and Companies, including Institutional Investors in Brazil and abroad, and Family Offices, ensuring the highest standard of quality in services.

R$658.6 billion in investment funds and managed portfolios under management in the period.

ÁGORA INVESTIMENTOS

Ágora, the investment house of Banco Bradesco, has a complete, open and independent investment platform. It is the only broker on the market dedicated to non-institutional Individuals and Companies, whether Bradesco clients or not, allowing access of all people to the financial market. In our house, clients find a modern Home Broker for access to the variable income market on B3 and *Tesouro Direto* (Government Bonds). Through curatorship, we selected the best products on the market and offer a wide range of investments with more than 1,200 options, bringing together more than 130 institutions in a single environment. Ágora clients have personalized advice from specialists who understand the subject, access to a lot of content, information, analysis and recommendations made by renowned market analysts, all to make the best decision when investing.

Whether via the website or Ágora App, the client has a 360º view of the portfolio, daily follow-up of the valuation of its investment portfolio and a wide grid for investments with more than 600 options in public and private fixed income, *Tesouro Direto* (Government Bonds), more than 260 investment funds from renowned market managers, COEs, LIGs, diverse public offers, besides private pension. Clients also have exclusive services for their investment journey: paid custody where, by joining the service online, they have access to the best rates in the market for share lease remuneration; income tax calculator that facilitates the calculation of earnings and the issuance of DARF for variable income operations; advanced trading terminals for investors seeking more performance and tools to enhance their stock exchange operations and, in addition, it also provides the Invista Fácil Ágora consisting of five funds mirroring its recommended stock portfolios (*Carteira Arrojada*, Top 10, Small Caps, *Dividendos* and Top Green), classified by S&P-Standard & Poor's, allowing access to all investors to the variable income market, with investment in funds from R$1.00. It is the only broker in the country to offer this solution to the investor.

The Ágora Client also has the credit card Ágora Visa Infinite, which grants 1% of Investback on purchases made and a 50% discount on brokerage fees via home broker, as well as exclusive benefits of Bradesco Cartões (Cards) and of the Visa brand. It also has at its disposal the partnership with Veloe, with exclusive conditions for contracting the vehicle tag with exemption of monthly fees, being the first broker in the country to provide this service. In the third quarter of this year, it launched Ágora Plus, exclusive space for Ágora clients that offers discounts and cashback (in digital voucher format) in dozens of partner stores and finally, has partnered with Bradesco Invest US, allowing its client to make investments directly abroad.

Through the channels Ágora Play and Ágora Cast, clients have daily lives and podcasts, content, information, analysis, update recommendations and by Ágora Insights, the largest coverage of company

analysis, covering more than 140 companies listed on the stock exchange.

Reinforcing our commitment to democratize access to financial education, the Ágora Academy was implemented, a platform that brings together the best business schools in the country, with more than 90 courses, 50 of them free and all certified, also bringing preparatory and specialization courses in the financial market, including even post-graduate and MBA courses.

With Ágora, the client finds at its disposal a complete investment platform, customized service, contents, products and exclusive services gathered in one place, which provides a different experience, with comfort, security and the soundness of one of the largest financial institutions on the market

BROKER

Through Bradesco Corretora, we exclusively serve the institutional segment, covering investors domiciled in Brazil, the USA, Europe and Asia.

Bradesco Corretora aims to mediate the purchase and sale of shares, future commodity contracts, financial assets, indexes, options, share leases, swaps, fixed-term contracts in the primary and secondary markets, negotiations on the B3 and in the organized over-the-counter market.

It offers a comprehensive investment analysis service, covering the main sectors and companies of the Latin American market, through a team composed of 29 industry analysts. It also has its own teams of economists and fixed-income analysts.

INVESTMENTS

We have a complete investment platform that aims to provide the client with differentiated investment advice, in a face-to-face and remote manner, contemplating all the products of Banco Bradesco, including Bradesco Asset Management (BRAM), Ágora Investimentos, Treasury and Bradesco Previdência, considering the moment of life, need and profile of the client.

The investment advice service has a team of investment experts, in addition to the assistance of branch network managers. Clients also benefit from the recommended portfolios, which combine a diversity of financial products and are established monthly based on the client profile and the domestic and international market perspectives.

MISCELLANEOUS SOLUTIONS

CAPITAL MARKET

Through modern infrastructure and specialized professionals, we provide a broad range of solutions and services for the capital market, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

CASH MANAGEMENT

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 55 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

PRODUCTS AND SERVICES FOR THE PUBLIC SECTOR

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.5 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have nine Specialized Platforms to assist Governments, State Capitals, Courts, Chambers, Public Prosecutor's Offices, Public Defender's Offices, and the Brazilian Municipalities with the highest GDP. We also have 35 Platforms serving other Municipalities and Bodies. Find out more on bradescopoderpublico.com.br.

TECHNOLOGY AND INNOVATION

Bradesco remains firm in the strategy of Customer-centricity, and increasingly accultures and empowers its team in the philosophy of serving in an agile, humane and personalized way the 76,8 million clients with different stories, styles and moments of life. And for each one, we seek to offer an exclusive bank.

The client today is more digital than ever. They have become accustomed to technology and, with wide access to information, invest their own money, manage their finances, make payments quickly and integrate their financial life with other demands of their daily life. At Bradesco, digital operations already account for 98% of total transactions, including the 13.6 million clients of next, 10.5 million of Bitz and 4.5 million of Digio; of the loans released, 34% are through Digital Channels.

With the advancement of Cloud Computing, we boosted the service to make it faster and more efficient. The model offers digital readiness and scalability for the development of innovations, in addition to supporting the growing volume of digital businesses, both at Bradesco and in interactions between the Bank, its clients and the market. With a target of 75% of digital channel transactions in Cloud by 2025, partnerships are already in progress, and in this sense, Microsoft Azure was chosen for the next steps in this migration journey.

The Cloud corroborates with our digital ecosystems, innovating business models with partners that can generate value – considering financial and non-financial services, as well as enhancing the use of other technologies, such as artificial intelligence – integrated into projects, such as Brain and CRM, and the novelties, with their potential additions, like Metaverse and 5G.

On this subject, on July 6 of this year the operation began in Brazil, a pioneer in testing in Latin America. Already on the first day, we put the branches Península Sul and Esplanada dos Ministérios in production at the frequency "5G AS puro" released by Anatel. And the first Brazilian bank branches to operate with 5G have proven excellent results: more agile transactions, especially in file exchange, where higher bandwidth and lower latency are required.

Mobility scenarios will be the most favored by technologies like this, and Mobile is already the preferred channel of the client, precisely because it provides the convenience of keeping at hand everything they need at any time and place. Thus, we invest in this trend continuously, evolving the usability of the Bradesco App, increasing it with new tools, functions and with an increasingly better performance. In this sense, we recently started an App update campaign to offer even more security – with encrypted and updated components, as well as innovations for the client to share data for Open Finance experiences, contact the call center using VOIP (Voice over IP), using the microphone to interact with BIA, paying bills using the PDF reader and making a PIX using the QRCode reader are some of the new features already available in the new version. Just download it when the warning appears on the screen, when accessing the Bradesco App.

Understanding the client's new investor profile has enabled the expenses incurred and paid by credit card to be converted into 1% of Investback on Ágora. And so that they can organize themselves even more with their expenses, it is possible to demonstrate in the current invoice, the description of the installments of the next invoices, in addition to the sum of the total installments to come.

Net Empresa also launched a solution for managing the Company with more than one account: the "Bancos da Empresa" (Company's Banks) tool, which helps the Corporate client in the management and decision making of the business. It can be used on mobile and computer by an eligible client base with up to four Bradesco accounts. It enables them to follow in one place the bank transactions of the company of all said accounts, and soon, of other institutions as well. The service enables a consolidated and individual view of the balance, statement and limit, and financing and loan operations.

For Individuals and Companies who need to regain control over their finances, we launched the "Portal Negocie Digital" (Digital Negotiation Portal): an online tool where both can negotiate their debts without leaving home, by simply accessing the Bank's website. On the portal, the account holders find several pre-approved offers and simulate a counterproposal, using renegotiation criteria.

And for non-account holders, we also created a solution to reorder financial life: loans of up to R$25 thousand with special conditions, via a platform available through the Bradesco website, where it is possible to simulate, contract, issue bank payment slips or settle debts.

Bradesco Vida e Previdência has evolved Internet Banking to contract pension plans in a more agile, uncomplicated and intuitive way. Now, clients who want to organize their financial future has the convenience of self-service, further improving their experience with Bradesco.

Speaking of investments, Ágora, which has the best investment platform according to FGV, has implemented several novelties to further improve the customer experience through the digital environment.

The "Novo Portal do Assessor" (New Advisor Portal) provides more ease for advisors to follow the position and evolution of their clients and the integration to carry out the operations. And with the new Ágora Token, the client has much more security and ease of access to their data.

We launched the Ágora Infinite, the credit card that, among the benefits, grants a 50% discount on the brokerage fee for spot market operations via the Ágora or Home Broker App. And there was another launch: Ágora Plus, a platform that brings together several stores with cashback and coupons in purchases, which together, can even grant a 20% discount. There are thousands of products and services in establishments in various segments.

BIA, Artificial Intelligence of Bradesco, always expanding in various areas of the Organization, is also on Ágora. The client can ask questions at any time through the online chat, obtaining guidance on products and services.

And if clients have investments in Bradesco, Ágora, Vida e Previdência and in other institutions, they now have the "Invest+ Bradesco" App, which allows them to consolidate them and accompany them at the same time. Through the App, it is possible to have an organized view with graphs and earnings data, class of assets that make up the portfolio, heat map with profitability and appreciation and exclusive content of Ágora Investimentos. And soon the integration with B3 will be carried out, providing stock offers, *Tesouro Direto* (Government bonds) and real estate funds, allowing the manual inclusion of certain assets. The App is available through the Bradesco App, "Investments" option or through the Google Play and App Store.

Bradesco is a bank that never stops and these results prove the commitment of the Organization to the continuous evolution in technological innovation to offer a better and more complete Bank, where the client always comes first. Thus, Bradesco remains on the path among the most solid and pioneering Brazilian institutions, increasingly close to the ideal for new scenarios of transformation – and to the heart of Brazilians.

SUSTAINABILITY FOR BRADESCO

The commitment to sustainable development is one of the strategic drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand that the management of guidelines and the engagement on environmental, social, and governance (ESG) aspects are essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and the society.

We updated our Sustainability Strategy by focusing on three main themes to enhance Bradesco's performance and purpose: Sustainable Business, Climate Agenda, and Financial Citizenship. Our work is aligned with the Sustainable Development Goals (SDGs) of the UN.

We highlight that:

- By September 2022, we reached 63% of the Sustainable Business Goal. In total, have already been allocated R$157.6 billion in assets, sectors and activities with socio-environmental benefits by using corporate credit, advice on the capital market and sustainable financial solutions.
- In the third quarter of 2022, we structured three sustainability-linked loan operations, which totaled R$773 million. The availability of these resources is linked to ESG targets, such as the recovery of degraded areas, biofuel production and the expansion of diversity in leadership positions.

Our ESG evolution is confirmed through the performance mostly above the average for the industry in the evaluations of the main ratios and ratings, both national and international, such as Dow Jones, ISE, CDP, MSCI, among others.

We are committed to the sustainable development of Brazil and continue our journey of commitment and support to our clients and partners in the transition to a greener and more inclusive economy.

Follow our initiatives and performance through the websites bradescori.com.br and bradescosustentabilidade.com.br.

HUMAN RESOURCES

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, constant recognition and challenges, training and development, differentiated compensation and benefits, appreciation of diversity, and balance between work and family life. Health is a vector of transformation in people's lives. That is why a culture based on prevention and the promotion of healthy habits and behaviors prevails in the Organization. *Viva Bem* (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to technological support and safety measures, has contributed for us to structure and implement contingency measures to cope with Covid-19. Following the recommendations of the national and international regulatory agencies (WHO, ILO, Ministry of Health of Brazil, and Brazilian Sanitary Surveillance Agency/ANVISA) and considering the current moment of flexibility, Bradesco intensified its efforts in the issues related to virus prevention.

Among other actions, we adapted the working model to improve the agility to treat positive cases in the dependencies and implemented a new sanitization process, replacing the health care in working environments, providing business continuity without the need to close the site, always focused on the employees' health.

We also reinforced communications across the Organization – especially in the areas where we implemented the teleworking model – on the importance of continuing preventive care, in addition to support channels for employees and their family members.

Education and the promotion of diversity also gained prominence. Unibrad – Corporate University of Bradesco highlighted the interest and importance of distance learning courses, especially during the pandemic, a period in which more than 80 learning courses traditionally administered in person migrated to an online/virtual environment. Among the themes are short-term solutions geared to specific needs, such as Covid-19 prevention, mental health, teleworking and adaptation of routines.

Finally, with much pride, we communicate that our ongoing commitment to adopt practices that support and foster a healthy, balanced, diverse and inclusive environment continues to be recognized internally and externally. In this sense, we highlight the GPTW *Gestão Saudável* (Healthy Management), in which Banco Bradesco ranked 1st among companies that promote excellent working environments, the 2022 Top Employers Certification, for companies with excellence in people management and employer branding, the list of LinkedIn Top Companies Brazil 2022, and also the first place among the Best Companies in Practice and Diversity Actions in the category Recruitment and Selection, according to the Corporate Initiative for Racial Equality.

Much more than policies and practices, we consolidated a culture of respect, disseminated by the awareness of the value of people, their identities and competencies.

At the end of the period, the Organization had 88,374 employees, of which 75,635 of Bradesco and 12,739 of Affiliated Companies. Among outsourced employees, we had 8,473 associates and 1,941 interns.

CORPORATE GOVERNANCE

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first three quarters of 2022, 28 meetings were held, four of which were annual and 24 special.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

INTERNAL AUDIT

It is the responsibility of the Department of Audit and General Inspectorship, which functionally reports to the Board of Directors, being responsible for assessing the processes of the Bradesco Organization, independently, in order to contribute to the risk mitigation and to the adequacy of Processes and the effectiveness of Internal Controls, in compliance with Internal and External Policies, Standards and Regulations.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), Monitoring (benchmarking of risk indicators) and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

POLICY FOR DISTRIBUTION OF DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

In late September 2022, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.9% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

INTEGRATED RISK CONTROL

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risks Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental & Climatic, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

INDEPENDENT VALIDATION OF MODELS

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing and pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or, even, inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts in strengthening the use of models, performing acculturation actions, and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and performs reports to the respective managers, to the Internal Audit, Technical Commission for the Evaluation of Models and Risk Committees.

COMPLIANCE, ETHICS, INTEGRITY AND COMPETITION

Foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners, correspondents in Brazil and subsidiaries, elucidating the high standards of compliance, conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls, seeking to prevent, identify and report Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or operations and situations with indications of connection to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization’s Board of Directors.

INDEPENDENT AUDIT

In compliance with CVM Instruction No. 381/03, the Bradesco Organization hired services by KPMG Auditores Independentes (Independent Auditors) that were not related to the Financial Statements Audit at a level higher than 5% of the total fees related to Independent Audit. Other services provided by the External Audit were: i) due diligence, ii) reports on previously agreed procedures. The amount of the contracts totaled approximately R$3.1 million, representing about 6.20% of the total fees of the Financial Statements audits, carried out in 2022 in the Bradesco Organization.

Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statements Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

SOCIAL INVESTMENTS

FUNDAÇÃO BRADESCO

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private and free socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

R$1.0 billion
Total budget for 2022

R$734 million are allocated for Activity Expenses.

R$279 million are for investments in Infrastructure and Educational Technology.

And these investments allow us to have:

- 66,958 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and Initial and Continuing Education focused on the creation of jobs, and more than 40 thousand students of Basic Education will also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;
- More than 2.3 million students to complete at least one of the courses offered in their program in the *EaD* – Distance Learning modality –, by means of their e-learning portal "Escola Virtual" (Virtual School); and
- 7,000 beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco Esportes e Educação (Sports and Education) Program. In more than 30 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, *Centros Educacionais Unificados* (The Unified Education Centers), public and private schools and in its Center of Sports Development, all in Osasco (State of São Paulo), with 1,700 girls being trained. Participants also receive civic education instruction, and those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

RECOGNITIONS

- We Integrate **Bloomberg's 2022 Gender-Equality Index**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- For the third consecutive year, we received the **2022 Top Employers**, an international certification for companies with excellence in people management and employer branding (Top Employer Institute).
- We received the **Excellence in People Management** award, which identifies and recognizes the practices and level of investment of companies in the valuation of people (Gestão RH and FGV in Company).
- We received the **Top List Rural Trophy**, an award dedicated to the preferred brands and products by Revista Rural (magazine). Bradesco was recognized as first in the Private Banks category (Revista Rural).
- We received the **2021 Brazilian Ombudsmanship** award (Brazilian Association of Company-Customer Relations)

- For the tenth consecutive time, BRAM was recognized with first place in the **Best Cash Funds Managers** ranking (Investidor Institucional Magazine).
- Bradesco Private Bank elected the **Best Team of Advisors in Wealth Management** in the Country (Leaders League).
- We received the **2022 Best Private Bank (Brazil)** award, which highlights the effectiveness of B2B and B2C businesses, recognizing companies that guarantee the satisfaction of their clients and work for the development and growth of the entire market (World Economic Magazine).
- For the seventh time, Bradesco BBI was elected the **2022 Best Brazilian Investment Bank** (Global Finance Magazine).
- We were recognized as a highlight in ***Guia Valor de Fundos de Investimentos*** [Guide on Investment Funds] *(Valor Econômico).*
- We were third in the **BrandZ** Ranking – **Most Valuable Brands in the Country** (Kantar Ibope Media and Meio & Mensagem).
- Honorable mention at the **2022 World Changing Ideas Awards** with new responses from BIA against harassment (Fast Company).
- We were second on the **2022 Linkedln Top Companies (Brazil)** list, which brings 25 companies from various sectors that operate in the country offering the best opportunities for professional growth (LinkedIn).
- For the second year in a row, the inovabra lab was among the best financial innovation laboratories in the world at the **2022 Best Innovation Financial Labs in the World** award (Global Finance Magazine).
- We were recognized at the **2022 FICO Decisions Awards** as a successful case for using FICO solutions in the Client Integration and Management category with the Brain project (FICO).
- We came first in the **Best Companies in Diversity Practices and Actions** recognition, in the Recruitment and Selection Category, with the Bradesco Professional Qualification Program – intended for interns from Universidade Zumbi dos Palmares ("Business Initiative for Racial Equality", with support from the LGBT+ Rights and Business Forum, Movimento Mulher 360 and IstoÉ Dinheiro).
- We were Overall Winner at the **2022 Global Customer Centricity World Series** ARCET Global.
- next and Bitz were winners in different categories at the **2022 FID Insiders Award** (Finsiders Portal and FID).
- We have been recognized as the best **Private Bank in Brazil** for the second consecutive year in 2022 The Global Economics award (The Global Economics).
- Inovabra was recognized as a coworking highlight (**Coworking *Destaque***) at the "Coworking *Destaque* Scibiz USP 2022" award (Scibiz Festival).
- Bradesco appears as a **client's favorite at the time of investing**. Ágora appears as the **best platform** according to a survey by the company Toluna in partnership with FGV and Valor Investe.
- BBI was voted the **best Research team in Brazil** in a ranking published by the Institutional magazine.
- Bradesco was one of the highlights of the **2022 Company of Dreams Ranking**, conducted by Grupo Cia de Talentos.
- For the first time, Bradesco BBI won the **Investment Bank of the Year for Equity Raising** award, granted by The Banker, a British magazine from The Financial Times Group.
- We were awarded at the **2022 Global Private Banking Innovation Awards**, in the categories of **Best Private Bank in Latin America and Brazil** (Global Private Banker and The Digital Banker).
- We were globally recognized as the most innovative bank in digital transformation at the **2022 Innovation in Digital Banking Awards** (The Banker, a British magazine).
- Bradesco was the winner in the Banks category, and among the ten first in the general ranking, in the **22nd edition of The 100+ Innovative Award in the Use of IT**, carried out by IT Mídia.
- Bradesco Private Bank was recognized in the **2022 edition of the Chambers Research**, conducted by Chambers and Partners, for their excellence in Wealth Planning counseling. It is the second consecutive year that the bank receives this title.

- We were winners of the ***Aplaude* Award - *Ações Voluntárias que Transformam* (Voluntary Actions that Transform)** award, in the category "Outstanding Initiative in Diversity" with the Unibrad Semear Program (Brazilian Council of Corporate Volunteering).
- We were first ranked in the **2022 Healthy Management** ranking of the Great Place to Work, the world's leading consulting firm specialized in workplace quality.
- Ágora is **number 1 in investment platforms**, according to **research of Getúlio Vargas University (FGV)**. Disclosed by *Valor Investe*, the index measures the quality of investment services and shows the perception of clients.
- We figure among the **three largest financial institutions** in the **Valor 1000 yearbook**, published by *Valor Econômico*. The publication also highlights Bradesco *Capitalização* and Bradesco *Saúde* in the leadership of the rankings of the respective sectors.
- We were ranked second in the sector-based ranking of the award **Incredible Places to Work For** of FIA Business School and among the 30 large companies recognized in the overall ranking.

ACKNOWLEDGMENTS

The results achieved reaffirm the effort and assertive strategies adopted by the Bradesco Organization to meet and exceed client expectations, with efficiency, quality and focus on the needs. For the achievements and advances, we appreciate the fundamental support and trust of our shareholders and clients, as well as the dedicated and diligent work of our employees and other associates.

Cidade de Deus, November 8, 2022

Board of Directors and Board of Executive Officers

			R$ thousand
	Note	On September 30, 2022	On December 31, 2021
Assets			
Cash and balances with banks	5	132,474,522	108,601,632
Financial assets at fair value through profit or loss	6a	300,840,744	336,560,965
Financial assets at fair value through other comprehensive income	8	210,649,910	193,516,537
Financial assets at amortized cost			
- Loans and advances to financial institutions, net of provision for losses	10	154,271,999	83,426,816
- Loans and advances to customers, net of provision for losses	11	605,240,506	573,032,622
- Securities, net of provision for losses	9	212,387,200	178,819,275
- Other financial assets	16	101,838,641	64,411,451
Non-current assets held for sale	12	1,257,834	1,196,272
Investments in associates and joint ventures	13	8,123,549	7,557,566
Premises and equipment, net	14	12,037,027	13,513,105
Intangible assets and goodwill, net	15	17,480,166	14,911,007
Taxes to be offset	37g	12,420,114	13,286,829
Deferred income tax liabilities	37c	83,186,151	78,743,461
Other assets	16	9,163,660	7,994,655
Total assets		**1,861,372,023**	**1,675,572,193**

Liabilities			
Liabilities at amortized cost			
- Deposits from banks	17	318,746,473	279,009,280
- Deposits from customers	18	587,991,209	569,726,250
- Securities issued	19	210,575,979	166,228,542
- Subordinated debts	20	56,224,964	54,451,077
- Other financial liabilities	23	124,003,834	86,407,304
Financial liabilities at fair value through profit or loss	6c	16,868,737	14,265,283
Other financial instruments with credit risk exposure			
- Loan Commitments	11	2,978,082	3,315,190
- Financial guarantees	11	1,337,227	2,066,167
Insurance technical provisions and pension plans	21	309,133,809	286,386,634
Other reserves	22	23,297,926	25,536,619
Current income tax liabilities		2,969,813	2,059,223
Deferred income tax liabilities	37c	1,582,939	208,035
Other liabilities	23	43,818,216	35,683,882
Total liabilities		**1,699,529,208**	**1,525,343,486**
Shareholders' equity	25		
Capital		87,100,000	83,100,000
Treasury shares		-	(666,702)
Capital reserves		35,973	35,973
Profit reserves		74,467,977	67,250,114
Additional paid-in capital		70,496	70,496
Other comprehensive income		(2,210,090)	(1,005,569)
Retained earnings		1,894,965	992,525
Equity attributable to shareholders of the parent		**161,359,321**	**149,776,837**
Non-controlling interest		**483,494**	**451,870**
Total equity		**161,842,815**	**150,228,707**
Total equity and liabilities		**1,861,372,023**	**1,675,572,193**

The Notes are an integral part of the Consolidated Financial Statements.

					R$ thousand
	Note	For the three-month period ended September 30		For the nine month period ended September 30	
		2022	2021	2022	2021
Interest and similar income		53,345,134	37,859,354	147,486,307	94,454,026
Interest and similar expenses		(36,036,918)	(13,330,113)	(95,938,275)	(33,339,788)
Net interest income	27	**17,308,216**	**24,529,241**	**51,548,032**	**61,114,238**
Fee and commission income	28	**6,729,119**	**6,653,124**	**20,141,520**	**19,316,544**
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	**(434,206)**	**(6,369,680)**	**212,772**	**(7,520,383)**
Net gains/(losses) on financial assets at fair value through other comprehensive income	30	346,046	(698,770)	2,167,763	(1,280,731)
Net gains/(losses) on foreign currency transactions	31	(121,027)	(635,283)	2,408,372	(288,085)
Gross profit from insurance and pension plans	32	1,775,152	951,940	5,160,677	3,097,171
- Insurance and pension income		23,426,298	19,639,057	66,009,869	56,311,790
- Insurance and pension expenses		(21,651,146)	(18,687,117)	(60,849,192)	(53,214,619)
Other operating income		**1,565,965**	**(6,751,793)**	**9,949,584**	**(5,992,028)**
Expected loss on loans and advances	11	(3,274,963)	(2,567,186)	(13,730,221)	(7,603,789)
Expected loss on other financial assets	8 and 9	97,429	(79,411)	2,346,839	209,239
Personnel expenses	33	(5,763,447)	(5,081,762)	(16,191,064)	(14,625,985)
Other administrative expenses	34	(4,540,354)	(3,999,142)	(12,700,896)	(11,484,046)
Depreciation and amortization	35	(1,427,460)	(1,392,494)	(4,217,415)	(4,281,701)
Other operating income/(expenses)	36	(4,160,664)	(3,905,667)	(11,386,269)	(12,810,765)
Other operating expense		**(19,069,459)**	**(17,025,662)**	**(55,879,026)**	**(50,597,047)**
Income before income taxes and share of profit of associates and joint ventures		**6,533,841**	**7,404,910**	**25,760,110**	**23,841,707**
Share of profit of associates and joint ventures	13	372,190	238,045	992,770	633,605
Income before income taxes and non-controlling interests		**6,906,031**	**7,642,955**	**26,752,880**	**24,475,312**
Income taxes	37	(996,329)	(1,677,417)	(6,365,097)	(7,104,261)
Net income for the period		**5,909,702**	**5,965,538**	**20,387,783**	**17,371,051**
Attributable to shareholders:					
Shareholders of the parent		5,837,298	5,914,750	20,197,841	17,211,185
Non-controlling interest		72,404	50,788	189,942	159,866
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):					
– Earnings per common share	26	0.52	0.53	1.80	1.53
– Earnings per preferred share	26	0.57	0.58	1.98	1.69

The Notes are an integral part of the Consolidated Financial Statements.

	Note	For the three-month period ended September 30		For the nine month period ended September 30	
		R$ thousand			
		2022	2021	2022	2021
Net income for the period					
IItems that are or may be reclassified to the Consolidated Statement of Income					
Financial assets at fair value through other comprehensive income					
- Unrealized gains/(losses)		2,213,091	(5,027,360)	(2,994,274)	(12,871,396)
Gains/(losses) transferred to income	30	346,046	(698,770)	2,167,763	(1,280,731)
- Tax effect		(1,067,637)	2,383,166	378,282	5,856,562
Unrealized gains/(losses) on hedge	7				
- *Cash flow hedge*		397,842	(1,785,118)	93,266	(1,071,398)
- *Hedge of investment abroad*		(92,488)	(272,180)	69,085	(104,516)
- Tax effect		(141,581)	925,785	(85,605)	529,162
Exchange differences on translations of foreign operations					
Foreign exchange on translations of foreign operations		51,484	137,095	(47,774)	(80,588)
Items that can not be reclassified to the consolidated statement of income					
Gains/(losses) on equity instruments at fair value through other comprehensive income		113,633	(175,203)	(1,243,280)	2,678,666
Tax effect		(87,274)	26,306	458,006	(1,128,416)
Other		(8)	(1,980)	10	(1,984)
Total other comprehensive income		**1,733,108**	**(4,488,259)**	**(1,204,521)**	**(7,474,639)**
Comprehensive income for the period		**7,642,810**	**1,477,279**	**19,183,262**	**9,896,412**
Attributable to shareholders:					
Shareholders of the parent		7,570,406	1,426,491	18,993,320	9,736,546
Non-controlling interest		72,404	50,788	189,942	159,866

The Notes are an integral part of the Consolidated Financial Statements.

R$ thousand

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory						
Balance on January 1, 2021	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374
Net income	-	-	-	-	-	-	-	17,211,185	17,211,185	159,866	17,371,051
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(7,392,067)	-	(7,392,067)	-	(7,392,067)
Foreign currency translation adjustment	-	-	-	-	-	-	(80,588)	-	(80,588)	-	(80,588)
Other	-	-	-	-	-	-	(1,984)	-	(1,984)	-	(1,984)
Comprehensive income	-	-	-	-	-	-	(7,474,639)	17,211,185	9,736,546	159,866	9,896,412
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	-	-
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	938,752	11,317,262	-	-	(12,256,014)	-	-	-
Cancellation of treasury shares	-	440,514	-	-	(440,514)	-	-	-	-	-	-
Acquisition of treasury shares	-	(666,702)	-	-	-	-	-	-	(666,702)	-	(666,702)
Interest on shareholders' equity	-	-	-	-	-	-	-	(6,519,032)	(6,519,032)	(232,246)	(6,751,278)
Balance on September 30, 2021	83,100,000	(666,702)	35,973	11,389,474	55,411,055	70,496	628,704	(1,797,970)	148,171,030	424,776	148,595,806
Balance on January 1, 2022	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707
Net income	-	-	-	-	-	-	-	20,197,841	20,197,841	189,942	20,387,783
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(1,156,757)	-	(1,156,757)	-	(1,156,757)
Foreign currency translation adjustment	-	-	-	-	-	-	(47,774)	-	(47,774)	-	(47,774)
Other	-	-	-	-	-	-	10	-	10	-	10
Comprehensive income	-	-	-	-	-	-	(1,204,521)	20,197,841	18,993,320	189,942	19,183,262
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	-	-
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	964,770	10,919,795	-	-	(11,884,565)	-	-	-
Cancellation of treasury shares	-	666,702	-	-	(666,702)	-	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	-	-	-	-
Interest on shareholders' equity	-	-	-	-	-	-	-	(7,410,836)	(7,410,836)	(158,318)	(7,569,154)
Balance on September 30, 2022	87,100,000	-	35,973	12,512,777	61,955,200	70,496	(2,210,090)	1,894,965	161,359,321	483,494	161,842,815

The Notes are an integral part of the Consolidated Financial Statements.

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Operating activities		
Income before income taxes and non-controlling interests	**26,752,880**	**24,475,312**
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	13,730,221	7,603,789
Changes in the insurance technical provisions and pension plans	29,210,665	25,204,015
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(2,167,763)	1,280,731
Expenses with provisions and contingent liabilities	1,709,177	2,470,039
Impairment of non-financial assets	(2,346,839)	(209,239)
Depreciation	1,879,285	2,057,994
Amortization of intangible assets	2,338,130	2,223,707
Share of profit of associates and joint ventures	(992,770)	(633,605)
(Gains)/Losses on disposal of non-current assets held for sale	(207,611)	(140,642)
(Gains)/Losses from disposal of property and equipment	(14,732)	66,459
(Gains)/Losses on the sale of investments in associates	(419,730)	(15,366)
Effect of changes in exchange rates in cash and cash equivalents	(720,587)	(2,539,772)
(Increase)/Decrease in changes in assets	**(170,195,234)**	**(198,900,045)**
Compulsory deposits with the Central Bank	(26,962,488)	(4,247,377)
Loans and advances to banks	9,341,071	(14,914,422)
Loans and advances to customers	(120,529,650)	(129,184,439)
Financial assets at fair value through profit or loss	35,720,779	(18,793,370)
Other assets	(67,764,946)	(31,760,437)
(Increase)/Decrease in changes in liabilities	**160,864,954**	**81,168,753**
Deposits from banks	60,970,128	37,243,064
Deposits from customers	47,388,753	22,564,320
Financial liabilities at fair value through profit or loss	2,602,895	10,316,265
Insurance technical provisions and pension plans	(6,463,493)	(20,438,038)
Other reserves	(3,947,870)	(3,613,721)
Other liabilities	60,314,541	35,096,863
Cash generated by operations	**59,420,046**	**(55,887,870)**
Interest received on investing financial assets	73,851,451	50,803,486
Interest paid on financing liabilities	(51,517,214)	(17,728,326)
Income tax and social contribution paid	(7,471,344)	(5,641,733)
Net cash provided by/(used in) operating activities	**74,282,939**	**(28,454,443)**
Investing activities		
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(623,966)	(183,172)
(Acquisition) of financial assets at fair value through other comprehensive income	(132,414,636)	(162,115,499)
Disposal of financial assets at fair value through other comprehensive income	95,114,713	92,323,404
Maturity of financial assets at amortized cost	54,780,651	41,953,574
(Acquisition) of financial assets at amortized cost	(59,012,377)	(33,343,627)
Disposal of non-current assets held for sale	316,478	592,267
(Acquisitions) of investments in associates	-	(222,796)
Sale of investments in associates	61,970	62,327
Dividends and interest on shareholders' equity received	635,834	844,553
(Acquisition) of property and equipment	(2,000,649)	(715,939)
Proceeds from sale of property and equipment	334,900	648,165
(Acquisition) of intangible assets	(4,857,774)	(3,045,890)
Interest received on investing financial assets	26,027,227	11,576,694
Net cash provided by/(used in) investing activities	**(21,637,629)**	**(51,625,939)**
Financing activities		
Funds from securities issued	80,434,486	75,227,466
Payments on securities issued	(41,011,555)	(72,585,372)
Funds from subordinated debt issued	8,779,030	5,735,100
Payments on subordinated debts	(9,832,088)	(10,283,708)
Lease payments	(1,448,895)	(841,236)

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Non-controlling interest	(158,319)	(232,246)
Interest paid on financing liabilities	(9,830,278)	(4,245,807)
Interest on Shareholders' Equity/Dividends Paid	(3,153,094)	(9,323,366)
Acquisition of treasury shares	-	(666,702)
Net cash provided by/(used in) financing activities	**23,779,287**	**(17,215,871)**
(Decrease)/Increase in cash and cash equivalents	**76,424,597**	**(97,296,253)**
Cash and cash equivalents		
At the beginning of the period	71,386,319	190,820,989
Effect of changes in exchange rates in cash and cash equivalents	720,587	2,539,772
At period end	148,531,503	96,064,508
(Decrease)/Increase in cash and cash equivalents	**76,424,597**	**(97,296,253)**

The Notes are an integral part of the Consolidated Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with it's subsidiaries, the "Group") is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and Non-Life insurance and Pension Plans, real estate ventures and capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The condensed interim consolidated financial statements, in accordance with the IFRS, as issued by IASB, were approved by the Board of Directors on November 8, 2022.

2) SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The condensed interim consolidated financial statements were elaborated in accordance with the requirements of IAS 34, interim financial statements.

The preparation of the condensed interim consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses of financial assets; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of technical provisions for insurance, supplemental Pension Plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The condensed interim consolidated financial statements were prepared in accordance with methods and criteria in relation to those adopted for the annual financial statements for the year ended December 31, 2021 and must be analyzed in conjunction with those financial statements. Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A. (1)	São Paulo - Brazil	Digital Bank	100.00%	-	100.00%	-
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bac Florida Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Atlântica Companhia de Seguros (6)	Rio de Janeiro - Brazil	Insurance	-	100.00%	-	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (7) (8)	São Paulo - Brazil	Dental care	51.41%	50.01%	51.41%	50.01%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (9)						
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv PerformanceFICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private BP FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) In February 2022, due to the acquisition of the 50% interest, Bradesco's now hold 100% of the company's interest and consolidate it in the Financial Statements;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) Company merged in May 2022;
(7) Accounting information used with date lag of up to 60 days;
(8) Increase in the percentage of interest related to the Split of Shares that took place on April 4, 2022; and
(9) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

For details of the main accounting policies, see note 2 of the Consolidated Financial Statements as of December 31, 2021.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

Standards, amendments and interpretation of standards applicable to future periods

IFRS 17 – Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to "the contractual margin of the service) is recognized over the term of the contracted coverage. The general model is planned to be applied to long-term portfolios. As a variation of the general model the variable rate model (VFA) is presented, which follows the same principles of the general model, however it is changed to measure profits on investments, this model will be applied to the PGBL and VGBL pension portfolios. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the premium allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. The simplified model will be applied to the portfolios of Non-Life, Health insurance and short-term Life products. This information provides a basis for users of financial statements to evaluate the effect that insurance contracts have on the financial position, financial performance and the Company's cash flows. In addition, an amendment to IFRS 17 transition requirements was published, which deals with an option for Insurance entities to provide comparative information on financial assets in order to avoid possible temporary financial mismatches between financial assets and liabilities of insurance contracts, since IFRS 17 and IFRS 9 have different transition requirements. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. The Company is in the process of implementing the standard, currently evaluating the impacts of transition in each of its portfolios.

Amendments to IAS 1 – Presentation of the Financial Statements. The amendments aim to improve accounting policy disclosures so that entities provide more useful information to users of Financial Statements. Entities should disclose their material accounting policies, rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures. The amendments take effect for annual periods beginning on or after January 1, 2023, with early adoption permitted. The Company is in the process of evaluating the impacts of the disclosure in the Financial Statements.

Amendments to IAS 8 – Accounting Policies, Change of Estimates Error Correction. Entities should distinguish the differences between amendments in accounting policies and amendments in accounting estimates. The amendments take effect for annual periods beginning on or after January 1, 2023, with early adoption permitted. There are no impacts with the application of this regulation.

Amendments to IAS 12 – Taxes on Profit. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to leasing operations and closing obligations, for example. With the amendments, entities will no longer be entitled to exemption and will be obliged to recognize the deferred tax on such transactions. The changes will be effective for annual periods beginning on or after January 1, 2023. The Company identified that the changes will impact, in a non-material way, only the equity accounts, with no impact on results.

Amendments to IFRS 16 - Leases. The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for a sale of an asset and leases that same asset back (leaseback), after the transaction's initial date. In summary, the seller-lessee shall not recognize any gain or loss with respect to the right of use retained by him. The amendments are effective for annual periods beginning on or after January 1, 2024. The Company is in the process of evaluating the impacts.

4) ESTIMATES AND JUDGMENTS

The Company adopts estimates and judgments that may affect the reported value of assets and liabilities in future periods, with the assumptions determined in accordance with the applicable standard.

Are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements included in the following notes:

- Note 2(a) and 13 Consolidation: whether the Group has the fact control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee.

Estimates

Estimates are carrying a significant risk and may have a material impact on the values of assets and liabilities in future periods, with the possibility of actual results being different from those previously established, are disclosed below and are related to the following notes:

Accounting estimates	Note
• Fair value of financial instruments	40.4 / 29 and 30 / 6 to 8
• Expected Credit Loss	40.1 / 10 and 11
• Impairment of intangible assets and goodwill	15
• Taxes on profits	37
• Technical provisions for insurance	21
• Contingent provisions	22

For more details on these accounting judgments and estimates, see note 2 and 4 to the Consolidated Financial Statements as of December 31, 2021.

5) CASH, BALANCES WITH BANKS ANS CASH EQUIVALENTS

a) Cash and balances with banks

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Cash and due from banks in domestic currency	13,355,676	14,850,622
Cash and due from banks in foreign currency	4,839,056	6,433,495
Compulsory deposits with the Central Bank (1)	114,279,790	87,317,302
Investments in gold	-	213
Total	**132,474,522**	**108,601,632**

(1) Compulsory deposits with the Central Bank of Brazil refer to a minimum balance, that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Cash and due from banks in domestic currency	13,355,676	14,850,622
Cash and due from banks in foreign currency	4,839,056	6,433,495
Interbank investments (1)	130,336,771	50,101,989
Investments in gold	-	213
Total	**148,531,503**	**71,386,319**

(1) It refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$97,892,508 thousand (R$43,869,456 thousand in 2021) refers to financial assets pledged as collateral.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Financial assets		
Brazilian government securities	205,313,429	259,024,432
Bank debt securities	34,935,841	20,621,803
Corporate debt and marketable equity securities	27,775,128	23,766,666
Mutual funds	11,572,636	9,966,594
Brazilian sovereign bonds	135,764	307,452
Foreign governments securities	746,276	689,293
Derivative financial instruments	20,361,670	22,184,725
Total	300,840,744	336,560,965

b) Maturity

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Maturity of up to one year	50,569,395	68,882,909
Maturity of one to five years	164,287,220	202,449,463
Maturity of five to 10 years	54,109,448	36,316,999
Maturity of over 10 years	12,439,546	11,550,369
No stated maturity	19,435,135	17,361,225
Total	300,840,744	336,560,965

The financial instruments pledged as collateral classified as "Financial assets at fair value through profit or loss", totaled R$11,983,377 thousand on September 30, 2022 (R$49,991,355 thousand in 2021), being composed primarily of Brazilian government bonds.

c) Liabilities at fair value through profit or loss

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Derivative financial instruments	16,868,737	14,265,283
Total	16,868,737	14,265,283

7) DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i) Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e., foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Company's foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation

to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Company, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

(ii) Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Company and a customer. The Company is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii) Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv) Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Company is as follows:

R$ thousand

	On September 30, 2022					On December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts						-				
Purchase commitments:	98,933,273	-	-	-	-	99,213,654		-	-	-
- Interbank market	62,010,685	-	-	-	-	61,640,819	-	-	-	-
- Foreign currency	31,296,964	-	-	-	-	31,449,101	-	-	-	-
- Other	5,625,624	758,068	-	-	-	6,123,734	2,234,955	-	-	-
Sale commitments:	200,565,579		-	-	-	186,188,569		-	-	-
- Interbank market (1)	160,132,948	98,122,263	-	-	-	131,650,443	70,009,624	-	-	-
- Foreign currency (2)	35,565,075	4,268,111	-	-	-	50,649,347	19,200,246	-	-	-
- Other	4,867,556	-	-	-	-	3,888,779	-	-	-	-
Option contracts										
Purchase commitments:	130,929,046		1,589,453	190,756	1,780,209	277,559,369		1,304,697	473,982	1,778,679
- Interbank market	125,230,844	4,274,672	927,764	-	927,764	250,565,454	8,112,967	748,111	(264)	747,847
- Foreign currency	2,647,468	865,444	61,797	(11,059)	50,738	3,442,347	-	151,280	(51,642)	99,638
- Other	3,050,734	167,291	599,892	201,815	801,707	23,551,568	-	405,306	525,888	931,194
Sale commitments:	125,621,639		(1,018,540)	187,266	(831,274)	270,271,972		(943,666)	(148,378)	(1,092,044)
- Interbank market	120,956,172	-	(26,758)	-	(26,758)	242,452,487	-	(96,655)	45	(96,610)
- Foreign currency	1,782,024	-	(47,983)	15,914	(32,069)	3,986,437	544,090	(172,612)	115,438	(57,174)
- Other	2,883,443	-	(943,799)	171,352	(772,447)	23,833,048	281,480	(674,399)	(263,861)	(938,260)
Forward contracts										
Purchase commitments:	33,853,036		(733,104)	(4,433)	(737,537)	32,430,997		303,733	(5,263)	298,470
- Foreign currency	31,063,778	2,133,618	(796,532)	-	(796,532)	31,622,823	4,716,522	231,503	(826)	230,677

R$ thousand

	On September 30, 2022					On December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
- Other	2,789,258	-	63,428	(4,433)	58,995	808,174	-	72,230	(4,437)	67,793
Sale commitments:	**33,133,615**		**1,268,585**	**(30,828)**	**1,237,757**	**30,185,980**		**1,876,674**	**(38,817)**	**1,837,857**
- Foreign currency (2)	28,930,160	-	433,372	-	433,372	26,906,301	-	(92,393)	-	(92,393)
- Other	4,203,455	1,414,197	835,213	(30,828)	804,385	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250
Swap contracts										
Assets (long position):	**455,692,794**		**9,505,170**	**1,625,387**	**11,130,557**	**85,399,663**		**13,299,664**	**3,501,416**	**16,801,080**
- Interbank market	38,094,203	5,376,020	812,487	2,955,944	3,768,431	26,515,089	-	(33,786)	1,594,172	1,560,386
- Fixed rate	8,936,507	-	685,555	(493,116)	192,439	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165
- Foreign currency	396,657,646	10,364,758	7,069,685	(742,623)	6,327,062	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557
- IGPM	273,676	-	326,021	(12,420)	313,601	504,587	-	563,281	11,054	574,335
- Other	11,730,762	6,339,497	611,422	(82,398)	529,024	9,522,191	4,995,108	539,030	130,607	669,637
Liabilities (unrestricted position):	**437,657,247**		**(8,194,154)**	**(892,625)**	**(9,086,779)**	**67,738,764**		**(10,367,236)**	**(1,337,364)**	**(11,704,600)**
- Interbank market	32,718,183	-	(1,285,587)	(619,646)	(1,905,233)	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)
- Fixed rate	12,710,375	3,773,868	(196,983)	(421,679)	(618,662)	6,860,219	-	(2,983,362)	21,352	(2,962,010)
- Foreign currency	386,292,888	-	(5,271,672)	27,408	(5,244,264)	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)
- IGPM	544,536	270,860	(681,244)	17,094	(664,150)	713,178	208,591	(759,159)	(17,985)	(777,144)
- Other	5,391,265	-	(758,668)	104,198	(654,470)	4,527,083	-	(670,302)	49,439	(620,863)
Total	**1,516,386,229**		**2,417,410**	**1,075,523**	**3,492,933**	**1,048,988,968**		**5,473,866**	**2,445,576**	**7,919,442**

Derivatives include operations maturing in D+1.

(1) It includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$104,953,937 thousand (on December 2021 – R$97,361,681 thousand); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$48,561,590 thousand (on December 2021 – R$ 46,895,240 thousand);

(2) It includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$32,297,261 thousand (on December 2021 – R$32,578,474 thousand); and

(3) It reflects the net balance between the Asset and Liability position.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

		R$ thousand
	On September 30, 2022	On December 31, 2021
Risk received in credit swaps:	**3,396,659**	**3,490,765**
- Debt securities issued by companies	864,099	826,946
- Bonds of the Brazilian public debt	1,863,764	2,085,120
- Bonds of foreign public debt	668,796	578,699
Risk transferred in credit swaps:	**(1,476,002)**	**(1,512,316)**
- Brazilian public debt derivatives	(816,397)	(831,495)
- Foreign public debt derivatives	(659,605)	(680,821)
Total net credit risk value	**1,920,657**	**1,978,449**
Effect on Shareholders' Equity	**104,453**	**111,268**
Remuneration on the counterparty receiving the risk	**(66,070)**	**(33,927)**

The contracts related to credit derivatives transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy				R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	48,561,590	48,984,971	(1,083,688)	(596,028)
Hedge of interest payments on funding (2)	104,953,937	103,535,765	(25,414)	(13,978)
Total on September 30, 2022	**153,515,527**	**152,520,736**	**(1,109,102)**	**(610,006)**
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (1)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021	**144,256,921**	**144,075,174**	**(718,562)**	**(395,209)**

(1) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed; and
(2) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2025, making the cash flow fixed.

For the next 12 months, the gains/(losses) related to the inefficiency of the cash flow hedge, which we expect to recognize in the statement of income, amount to R$(318,786) thousand.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in shareholders' equity,

will be appropriated to profit or loss, according to the result of the hedged item. Until in the nine month period ended September 30, 2022, the amount of R$268,375 thousand, was recycled to the statement of income, net of tax effects, the accumulated balance in shareholders' equity on September 30, 2022 is R$508,430 thousand, this amount will be appropriated to profit or loss until the year 2027.

The gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss, until the nine month period ended September 30, 2022 was R$182 thousand.

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the variation at market value of the hedged object item, the gain or loss being recognized in profit or loss. The hedged object is adjusted at market value and the effective portion of the valuations or devaluations recognized in profit or loss. When the instrument of hedge expires or is traded in case of discontinuation the hedge accounting, any adjustment to the hedged item is recognized directly in profit or loss.

Strategy	Fair value of hedge instruments	Fair value of hedged items	Fair value adjustment recorded in income (gross of tax effects)	Fair value adjustment recorded in income (net of tax effects)
				R$ thousand
Debenture hedge (1)	206,806	206,806	6,806	3,743
Total on September 30, 2022 (2)	**206,806**	**206,806**	**6,806**	**3,743**
Debenture hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021 (2)	**205,592**	**205,592**	**5,592**	**3,076**

(1) Regarding the risk of shares, using Swaps contracts, with maturities up to 2028; and

(2) The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular 3,082/02.

For the next 12 months, the gains/(losses) related to the fair value accounting hedge, which the Company expects to recognize, amounts to R$(6,194) thousand.

The gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, until the nine month period ended September 30, 2022 was R$7 thousand (R$5,072 thousand in 2021).

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	Hedge instrument nominal value	Hedge object accounting value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
				R$ thousand
Hedge of exchange variation on future cash flows (1)	3,044,705	3,032,362	(766,935)	(402,200)
Total on September 30, 2022	**3,044,705**	**3,032,362**	**(766,935)**	**(402,200)**
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	**4,658,609**	**2,800,937**	**(839,389)**	**(440,197)**

(1) Whose functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

For the next 12 months, the gains/(losses) related to the ineffectiveness of the hedge of investments abroad, which we expect to recognize in the result, amount to R$(7,520) thousand.

The gains/(losses) related to the ineffectiveness of the hedge of investments abroad, recorded in profit or loss, until the nine month period ended September 30, 2022 was R$(36,169) thousand (R$(20,159) thousand in 2021).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Company, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Company particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousand
	On September 30, 2022			On December 31, 2021		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets						
Interbank investments	144,959,656	-	144,959,656	67,500,239	-	67,500,239
Derivative financial instruments	20,361,670	-	20,361,670	22,184,725	-	22,184,725
Financial liabilities						
Securities sold under agreements to repurchase	254,709,675	-	254,709,675	222,574,700	-	222,574,700
Derivative financial instruments	16,868,737	-	16,868,737	14,265,283	-	14,265,283

In the periods of 2022 and 2021, Bradesco does not offset any financial assets and financial liabilities in its Statement of Financial Position.

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

				R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	175,318,333	559,846	(4,407,457)	171,470,722
Corporate debt securities	7,453,187	94,756	(256,760)	7,291,183
Bank debt securities	7,122,158	295,544	(2,262,246)	5,155,456
Brazilian sovereign bonds	9,543,300	295,507	(155,958)	9,682,849
Foreign governments securities	7,977,533	10,435	(26,315)	7,961,653
Mutual funds	2,383,881	23,748	(1,889)	2,405,740
Marketable equity securities and other stocks	8,064,001	229,841	(1,611,535)	6,682,307
Balance on September 30, 2021	**217,862,393**	**1,509,677**	**(8,722,160)**	**210,649,910**
Brazilian government securities	158,709,952	1,971,895	(4,806,960)	155,874,887
Corporate debt securities	6,063,483	226,766	(154,898)	6,135,351
Bank debt securities	7,566,014	531,470	(1,959,835)	6,137,649
Brazilian sovereign bonds	8,758,526	215,947	(88,968)	8,885,505
Foreign governments securities	6,670,843	-	(10,858)	6,659,985
Mutual funds	2,109,073	23,146	(4,265)	2,127,954
Marketable equity securities and other stocks	8,318,376	445,925	(1,069,095)	7,695,206
On December 31, 2021 (1)	**198,196,267**	**3,415,149**	**(8,094,879)**	**193,516,537**

(1) On June 30, 2022, Management decided to reclassify Securities measured at FVOCI to those measured at amortized cost, in the amount of R$26,890,434 thousand. This reclassification was due to the alignment of the management strategy of financial assets that cover the coverage of long-term technical provisions, thus keeping the assets until their maturity, combined with the terms expected by the liabilities. If there was no such reclassification, mark-to-market would be recognized in other comprehensive income in the amount of R$(1,370,634) thousand.
In December 2021, Management decided to reclassify Securities from measured at FVOCI to measured at fair value through profit or loss, in the amount of R$40,305,887 thousand, with effects on income in the gross amount of R$(1,373,557) thousand.

b) Maturity

				R$ thousand
	On September 30, 2022		On December 31, 2021	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	48,278,069	46,149,178	45,423,965	44,163,006
From 1 to 5 years	119,689,776	118,888,490	50,015,025	49,467,861
From 5 to 10 years	22,075,420	21,241,941	58,965,698	57,653,004
Over 10 years	17,371,246	15,282,254	33,364,130	32,409,506
No stated maturity	10,447,882	9,088,047	10,427,449	9,823,160
Total	**217,862,393**	**210,649,910**	**198,196,267**	**193,516,537**

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$96,776,064 thousand on September 30, 2022 (2021 – R$88,549,154 thousand), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

			R$ thousand
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	8,064,001	(1,381,694)	6,682,307
Total on September 30, 2022	**8,064,001**	**(1,381,694)**	**6,682,307**
Marketable equity securities and other stocks	8,318,376	(623,170)	7,695,206
Total on December 31, 2021	**8,318,376**	**(623,170)**	**7,695,206**

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

				R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets to VJORA on December 31, 2020	97,964	3,176	8,764	109,904
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated or purchased/Assets settled or paid	2,577	(1,053)	121	1,645
Expected loss of financial assets at FVOCI on September 30, 2021	100,541	2,123	8,885	111,549
Expected loss of financial assets at FVOCI on december 31, 2021	225,081	1,931	166,673	393,685
Transferred to Stage 1	-	(1,932)	-	(1,932)
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	1,932	-	-	1,932
New assets originated or purchased/Assets settled or paid	211,570	6,424	4,302	222,296
Expected loss of financial assets at FVOCI on September 30, 2022	438,583	6,423	170,975	615,981

9) BONDS AND SECURITIES AT AMORTIZED COST

a) Securities at amortized cost

				R$ thousand
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:				
Brazilian government securities	95,033,228	5,050,608	(5,124,985)	94,958,851
Corporate debt securities	117,353,972	1,413,830	(496,356)	118,271,446
Balance on September 30, 2022 (1)	212,387,200	6,464,438	(5,621,341)	213,230,297
Securities:				
Brazilian government securities	79,521,578	3,703,783	(3,193,926)	80,031,435
Corporate debt securities	99,297,697	992,753	(921,269)	99,369,181
Balance on december 31, 2021 (1)	178,819,275	4,696,536	(4,115,195)	179,400,616

(1) In 2022 and 2021, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and

(2) Unrealized gains and losses on amortized costs assets have not been recognized in comprehensive income.

b) Maturity

				R$ thousand
	On September 30, 2022		On December 31, 2021	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	22,764,838	22,368,497	39,050,064	38,849,569
From 1 to 5 years	113,188,513	112,313,546	87,143,802	85,001,327
From 5 to 10 years	40,548,545	42,709,788	36,997,796	39,111,612
Over 10 years	35,885,304	35,838,466	15,627,613	16,438,108
Total	212,387,200	213,230,297	178,819,275	179,400,616

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$35,315,626 thousand at September 30, 2022 (2021 – R$43.616.767 thousand), being composed mostly of Brazilian government bonds.

c) Reconciliation of expected losses of financial assets at amortized cost:

				R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost as of December 31, 2020	295,428	1,123,019	4,137,022	5,555,469
Transferred to Stage 1	-	(8,339)	(2,237)	(10,576)
Transferred to Stage 2	(1,506)	-	(1,040)	(2,546)
Transferred to Stage 3	(91)	(368)	-	(459)
Transfer from Stage 1	-	1,506	91	1,597
Transfer from Stage 2	8,339	-	368	8,707
Transfer from Stage 3	2,237	1,040	-	3,277
Assets originated or purchased/Assets settled/Reversal	99,057	(376,837)	66,896	(210,884)
Expected loss of financial assets at amortized cost on September 30, 2021	403,464	740,021	4,201,100	5,344,585
Expected loss of financial assets at amortized cost on december 31, 2021	493,923	774,834	4,258,906	5,527,663
Transferred to Stage 1	-	(455,197)	(458)	(455,655)
Transferred to Stage 2	(2,648)	-	(415)	(3,063)
Transferred to Stage 3	(480)	(109,710)	-	(110,190)
Transfer from Stage 1	-	2,648	480	3,128
Transfer from Stage 2	455,197	-	109,710	564,907
Transfer from Stage 3	458	415	-	873
New assets originated or purchased/Assets settled or paid	(411,809)	(80,992)	(2,076,334)	(2,569,135)
Expected loss of financial assets at amortized cost on September 30, 2022	534,641	131,998	2,291,889	2,958,528

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

		R$ thousand
	On September 30, 2022	On December 31, 2021
Repurchase agreements (1)	144,959,656	67,500,239
Loans to financial institutions	9,348,378	15,996,771
Expected credit loss	(36,035)	(70,194)
Total	154,271,999	83,426,816

(1) On September 30, 2022, it included investments in repo operations given in guarantee, in the amount of R$97,892,508 thousand (2021 - R$43,869,456 thousand).

11) LOANS AND ADVANCES TO CUSTOMERS

a) Loans and advances to customers by type of product

		R$ thousand
	On September 30, 2022	On December 31, 2021
Companies	**297,586,569**	**293,491,411**
- Financing and On-lending	**107,815,760**	**111,905,705**
- Financing and export	40,749,279	46,635,544
- Housing loans	14,861,860	14,135,803
- Onlending BNDES/Finame	15,939,924	16,079,517
- Vehicle loans	22,473,214	18,927,295
- Import	10,499,874	13,055,441
- Leases	3,291,609	3,072,105
- Borrowings	**174,856,359**	**169,606,160**
- Working capital	100,792,067	101,989,937
- Rural loans	7,444,068	5,502,190
- Other	66,620,224	62,114,033
- Limit operations (1)	**14,914,450**	**11,979,546**
- Credit card	7,498,259	5,723,165

	R$ thousand	
	On September 30, 2022	On December 31, 2021
- Overdraft for corporates/Individuals	7,416,191	6,256,381
Individuals	**353,784,503**	**320,342,196**
- Financing and On-lending	**128,514,966**	**119,730,088**
- Housing loans	87,329,220	81,712,089
- Vehicle loans	33,913,751	30,884,597
- Onlending BNDES/Finame	7,113,624	6,961,700
- Other	158,371	171,702
- Borrowings	**153,407,624**	**142,243,997**
- Payroll-deductible loans	88,925,722	84,535,206
- Personal credit	35,254,752	31,052,154
- Rural loans	10,954,735	10,348,497
- Other	18,272,415	16,308,140
- Limit operations (1)	**71,861,913**	**58,368,111**
- Credit card	65,770,673	53,771,164
- Overdraft for corporates/Individuals	6,091,240	4,596,947
Total portfolio	**651,371,072**	**613,833,607**
Impairment of loans and advances	**(46,130,566)**	**(40,800,985)**
Total of net loans and advances to customers	**605,240,506**	**573,032,622**

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

b) Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Gross investments in financial leases receivable:		
Up to one year	1,264,462	1,196,366
From one to five years	2,100,299	1,392,801
Over five years	122,838	694,556
Impairment loss on finance leases	(45,225)	(57,535)
Net investment	**3,442,374**	**3,226,188**
Net investments in finance leases:		
Up to one year	1,246,047	1,174,549
From one to five years	2,074,452	1,358,550
Over five years	121,875	693,089
Total	**3,442,374**	**3,226,188**

c) Reconciliation of the gross book value of loans and advances to customers

R$ thousand

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2022
Companies	**255,289,107**	**(8,120,559)**	**(1,613,655)**	**6,863,162**	**1,126,667**	**(31,335,219)**	**217,021,694**	**(173,610,529)**	**-**	**265,620,668**
- Financing	100,155,914	(1,739,835)	(331,198)	3,693,336	831,243	(5,678,945)	60,585,848	(57,021,043)	-	100,495,320
- Borrowings	145,443,287	(5,321,515)	(1,017,042)	2,506,450	273,721	(25,656,274)	152,422,896	(116,225,196)	-	152,426,327
- Revolving	9,689,906	(1,059,209)	(265,415)	663,376	21,703	-	4,012,950	(364,290)	-	12,699,021
Individuals	**272,635,668**	**(22,907,021)**	**(4,950,657)**	**10,296,793**	**996,153**	**(35,782,952)**	**116,074,313**	**(40,325,120)**	**-**	**296,037,177**
- Financing	107,558,782	(8,280,895)	(568,932)	5,296,772	81,504	(14,040,699)	33,961,935	(8,995,352)	-	115,013,115
- Borrowings	118,573,323	(8,177,014)	(2,032,395)	2,014,820	605,689	(21,742,253)	69,852,885	(34,149,359)	-	124,945,696
- Revolving	46,503,563	(6,449,112)	(2,349,330)	2,985,201	308,960	-	12,259,493	2,819,591	-	56,078,366
Total	**527,924,775**	**(31,027,580)**	**(6,564,312)**	**17,159,955**	**2,122,820**	**(67,118,171)**	**333,096,007**	**(213,935,649)**	**-**	**561,657,845**

R$ thousand

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2022
Companies	**14,119,637**	**(6,863,162)**	**(4,532,506)**	**8,120,559**	**1,080,736**	**(3,647,091)**	**5,071,713**	**(3,718,053)**	**-**	**9,631,833**
- Financing	5,461,897	(3,693,336)	(627,427)	1,739,835	254,946	(2,808,724)	341,333	1,470,463	-	2,138,987
- Borrowings	7,082,040	(2,506,450)	(3,070,604)	5,321,515	685,077	(838,367)	4,352,736	(4,493,128)	-	6,532,819
- Revolving	1,575,700	(663,376)	(834,475)	1,059,209	140,713	-	377,644	(695,388)	-	960,027
Individuals	**23,075,748**	**(10,296,793)**	**(12,076,025)**	**22,907,021**	**3,583,065**	**2,686,195**	**7,066,618**	**(10,173,103)**	**-**	**26,772,726**
- Financing	10,479,754	(5,296,772)	(1,725,490)	8,280,895	67,294	517,343	1,428,596	(2,969,919)	-	10,781,701
- Borrowings	6,731,162	(2,014,820)	(5,109,775)	8,177,014	2,135,820	2,168,852	4,635,180	(7,121,218)	-	9,602,215
- Revolving	5,864,832	(2,985,201)	(5,240,760)	6,449,112	1,379,951	-	1,002,842	(81,966)	-	6,388,810
Total	**37,195,385**	**(17,159,955)**	**(16,608,531)**	**31,027,580**	**4,663,801**	**(960,896)**	**12,138,331**	**(13,891,156)**	**-**	**36,404,559**

R$ thousand

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2022
Companies	**24,082,667**	**(1,126,667)**	**(1,080,736)**	**1,613,655**	**4,532,506**	**2,314,615**	**7,990,856**	**(11,071,853)**	**(4,920,975)**	**22,334,068**
- Financing	6,287,894	(831,243)	(254,946)	331,198	627,427	(227,134)	54,582	(337,987)	(468,338)	5,181,453
- Borrowings	17,080,832	(273,721)	(685,077)	1,017,042	3,070,604	2,541,749	7,764,574	(10,557,209)	(4,061,583)	15,897,211
- Revolving	713,941	(21,703)	(140,713)	265,415	834,475	-	171,700	(176,657)	(391,054)	1,255,404
Individuals	**24,630,780**	**(996,153)**	**(3,583,065)**	**4,950,657**	**12,076,025**	**6,199,181**	**11,937,988**	**(14,955,646)**	**(9,285,167)**	**30,974,600**
- Financing	1,691,549	(81,504)	(67,294)	568,932	1,725,490	2,079,877	76,407	(2,766,237)	(507,005)	2,720,215
- Borrowings	16,939,514	(605,689)	(2,135,820)	2,032,395	5,109,775	4,119,304	10,706,472	(11,391,409)	(5,916,015)	18,858,527
- Revolving	5,999,717	(308,960)	(1,379,951)	2,349,330	5,240,760	-	1,155,109	(798,000)	(2,862,147)	9,395,858
Total	**48,713,447**	**(2,122,820)**	**(4,663,801)**	**6,564,312**	**16,608,531**	**8,513,796**	**19,928,844**	**(26,027,499)**	**(14,206,142)**	**53,308,668**

R$ thousand

Consolidated - 3 stages	Balance on December 31, 2021	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2022
Companies	**293,491,411**	**(32,667,695)**	**230,084,263**	**(188,400,435)**	**(4,920,975)**	**297,586,569**
- Financing	111,905,705	(8,714,803)	60,981,763	(55,888,567)	(468,338)	107,815,760
- Borrowings	169,606,159	(23,952,892)	164,540,206	(131,275,533)	(4,061,583)	174,856,357
- Revolving	11,979,547	-	4,562,294	(1,236,335)	(391,054)	14,914,452
Individuals	**320,342,196**	**(26,897,576)**	**135,078,919**	**(65,453,869)**	**(9,285,167)**	**353,784,503**
- Financing	119,730,085	(11,443,479)	35,466,938	(14,731,508)	(507,005)	128,515,031
- Borrowings	142,243,999	(15,454,097)	85,194,537	(52,661,986)	(5,916,015)	153,406,438
- Revolving	58,368,112	-	14,417,444	1,939,625	(2,862,147)	71,863,034
Total	**613,833,607**	**(59,565,271)**	**365,163,182**	**(253,854,304)**	**(14,206,142)**	**651,371,072**

(1) Composed of advanced settlements, maturities and changes.

R$ thousand

Stage 1	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2021
Companies	**217,561,123**	**(9,751,597)**	**(730,984)**	**5,135,953**	**258,362**	**(31,319,428)**	**206,477,106**	**(144,022,430)**	**-**	**243,608,105**
- Financing	94,231,267	(2,277,554)	(110,349)	1,492,244	44,921	(13,801,878)	66,667,473	(46,758,036)	-	99,488,088
- Borrowings	116,800,205	(6,210,143)	(522,238)	3,159,005	194,550	(17,517,550)	136,525,388	(97,006,368)	-	135,422,849
- Revolving	6,529,651	(1,263,900)	(98,397)	484,704	18,891	-	3,284,245	(258,026)	-	8,697,168
Individuals	**195,239,164**	**(30,211,180)**	**(1,937,352)**	**28,502,682**	**694,231**	**(18,797,346)**	**124,741,335**	**(53,682,298)**	**-**	**244,549,236**
- Financing	81,332,376	(9,554,218)	(228,240)	7,530,431	91,178	(9,239,685)	42,889,107	(11,269,042)	-	101,551,907
- Borrowings	79,213,356	(14,759,830)	(876,694)	16,769,688	468,907	(9,557,661)	72,616,079	(41,369,750)	-	102,504,095
- Revolving	34,693,432	(5,897,132)	(832,418)	4,202,563	134,146	-	9,236,149	(1,043,506)	-	40,493,234
Total	**412,800,287**	**(39,962,777)**	**(2,668,336)**	**33,638,635**	**952,593**	**(50,116,774)**	**331,218,441**	**(197,704,728)**	**-**	**488,157,341**

R$ thousand

Stage 2	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2021
Companies	**13,960,366**	**(5,135,953)**	**(2,314,172)**	**9,751,597**	**860,272**	**113,657**	**5,675,086**	**(8,054,947)**	**-**	**14,855,906**
- Financing	6,878,331	(1,492,244)	(517,153)	2,277,554	40,768	(867,922)	670,825	(1,276,133)	-	5,714,026
- Borrowings	6,329,980	(3,159,005)	(1,491,382)	6,210,143	768,120	981,579	4,432,673	(6,436,692)	-	7,635,416
- Revolving	752,055	(484,704)	(305,637)	1,263,900	51,384	-	571,588	(342,122)	-	1,506,464
Individuals	**38,023,532**	**(28,502,682)**	**(7,338,997)**	**30,211,180**	**3,283,796**	**(5,651,592)**	**17,711,810**	**(12,078,392)**	**-**	**35,658,655**
- Financing	10,655,990	(7,530,431)	(1,457,700)	9,554,218	313,060	(98,112)	2,027,409	(3,100,993)	-	10,363,441
- Borrowings	22,782,488	(16,769,688)	(3,510,566)	14,759,830	2,255,970	(5,553,480)	14,232,902	(8,268,667)	-	19,928,789
- Revolving	4,585,054	(4,202,563)	(2,370,731)	5,897,132	714,766	-	1,451,499	(708,732)	-	5,366,425
Total	**51,983,898**	**(33,638,635)**	**(9,653,169)**	**39,962,777**	**4,144,068**	**(5,537,935)**	**23,386,896**	**(20,133,339)**	**-**	**50,514,561**

R$ thousand

Stage 3	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2021
Companies	**25,288,827**	**(258,362)**	**(860,272)**	**730,984**	**2,314,172**	**791,082**	**10,341,186**	**(11,453,944)**	**(3,525,469)**	**23,368,204**
- Financing	7,352,243	(44,921)	(40,768)	110,349	517,153	391,923	972,039	(2,406,056)	(497,878)	6,354,084
- Borrowings	17,254,607	(194,550)	(768,120)	522,238	1,491,382	399,159	9,245,093	(8,913,185)	(2,643,855)	16,392,769
- Revolving	681,977	(18,891)	(51,384)	98,397	305,637	-	124,054	(134,703)	(383,736)	621,351
Individuals	**23,143,751**	**(694,231)**	**(3,283,796)**	**1,937,352**	**7,338,997**	**2,149,146**	**12,470,788**	**(12,802,019)**	**(7,729,501)**	**22,530,487**
- Financing	1,146,464	(91,178)	(313,060)	228,240	1,457,700	1,247,049	49,191	(1,797,258)	(312,009)	1,615,139
- Borrowings	16,659,845	(468,907)	(2,255,970)	876,694	3,510,566	902,097	11,825,036	(10,810,671)	(4,408,258)	15,830,432
- Revolving	5,337,442	(134,146)	(714,766)	832,418	2,370,731	-	596,561	(194,090)	(3,009,234)	5,084,916
Total	**48,432,578**	**(952,593)**	**(4,144,068)**	**2,668,336**	**9,653,169**	**2,940,228**	**22,811,974**	**(24,255,963)**	**(11,254,970)**	**45,898,691**

R$ thousand

Consolidated - 3 stages	Balance on December 31, 2020	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2021
Companies	**256,810,316**	**(30,414,689)**	**222,493,378**	**(163,531,321)**	**(3,525,469)**	**281,832,215**
- Financing	108,461,841	(14,277,877)	68,310,337	(50,440,225)	(497,878)	111,556,198
- Borrowings	140,384,792	(16,136,812)	150,203,154	(112,356,245)	(2,643,855)	159,451,034
- Revolving	7,963,683	-	3,979,887	(734,851)	(383,736)	10,824,983
Individuals	**256,406,447**	**(22,299,792)**	**154,923,933**	**(78,562,709)**	**(7,729,501)**	**302,738,378**
- Financing	93,134,830	(8,090,748)	44,965,707	(16,167,293)	(312,009)	113,530,487
- Borrowings	118,655,689	(14,209,044)	98,674,017	(60,449,088)	(4,408,258)	138,263,316
- Revolving	44,615,928	-	11,284,209	(1,946,328)	(3,009,234)	50,944,575
Total	**513,216,763**	**(52,714,481)**	**377,417,311**	**(242,094,030)**	**(11,254,970)**	**584,570,593**

(1) Composed of advanced settlements, maturities and changes.

d) Reconciliation of expected losses from loans and advances to customers
(Consider expected losses on loans, commitments to be released and financial guarantees provided)

R$ thousand

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on September 30, 2022
Companies	**4,556,820**	**(393,676)**	**(205,554)**	**374,270**	**402,768**	**(948,162)**	**2,847,062**	**(1,801,052)**	**-**	**4,832,476**
- Financing	1,522,532	(57,002)	(17,096)	110,244	289,532	(233,594)	513,174	(676,946)	-	1,450,844
- Borrowings	2,488,160	(277,070)	(155,213)	216,085	90,059	(714,568)	2,149,156	(1,108,090)	-	2,688,519
- Revolving	546,128	(59,604)	(33,245)	47,941	23,177	-	184,732	(16,016)	-	693,113
Individuals	**8,406,156**	**(1,579,748)**	**(673,155)**	**1,353,069**	**650,798**	**(1,858,630)**	**4,244,052**	**(2,033,353)**	**-**	**8,509,189**
- Financing	937,824	(314,750)	(72,897)	527,311	45,680	(651,234)	552,214	(366,290)	-	657,858
- Borrowings	3,369,295	(702,539)	(362,703)	480,404	353,921	(1,207,396)	2,583,255	(1,263,277)	-	3,250,960
- Revolving	4,099,037	(562,459)	(237,555)	345,354	251,197	-	1,108,583	(403,786)	-	4,600,371
Total	**12,962,976**	**(1,973,424)**	**(878,709)**	**1,727,339**	**1,053,566**	**(2,806,792)**	**7,091,114**	**(3,834,405)**	**-**	**13,341,665**

R$ thousand

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on September 30, 2022
Companies	**1,469,716**	**(374,270)**	**(1,597,957)**	**393,676**	**631,668**	**625,723**	**596,052**	**159,739**	**-**	**1,904,347**
- Financing	307,316	(110,244)	(243,221)	57,002	124,875	45,387	41,166	94,864	-	317,145
- Borrowings	973,523	(216,085)	(1,053,300)	277,070	414,430	580,336	520,570	(134,649)	-	1,361,895
- Revolving	188,877	(47,941)	(301,436)	59,604	92,363	-	34,316	199,524	-	225,307
Individuals	**4,971,646**	**(1,353,069)**	**(6,015,246)**	**1,579,748**	**1,819,760**	**407,969**	**1,672,496**	**2,110,118**	**-**	**5,193,422**
- Financing	1,352,248	(527,311)	(462,587)	314,750	43,706	(523,066)	142,009	391,942	-	731,691
- Borrowings	2,369,866	(480,404)	(3,201,476)	702,539	867,238	931,035	1,223,946	591,315	-	3,004,059
- Revolving	1,249,532	(345,354)	(2,351,183)	562,459	908,816	-	306,541	1,126,861	-	1,457,672
Total	**6,441,362**	**(1,727,339)**	**(7,613,203)**	**1,973,424**	**2,451,428**	**1,033,692**	**2,268,548**	**2,269,857**	**-**	**7,097,769**

R$ thousand

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on September 30, 2022
Companies	**13,066,238**	**(402,768)**	**(631,668)**	**205,554**	**1,597,957**	**2,483,645**	**3,333,721**	**(1,761,526)**	**(4,920,975)**	**12,970,178**
- Financing	3,304,316	(289,532)	(124,875)	17,096	243,221	(344,881)	24,818	28,137	(468,338)	2,389,962
- Borrowings	9,280,084	(90,059)	(414,430)	155,213	1,053,300	2,828,526	3,247,110	(2,242,138)	(4,061,583)	9,756,023
- Revolving	481,838	(23,177)	(92,363)	33,245	301,436	-	61,793	452,475	(391,054)	824,193
Individuals	**13,711,766**	**(650,798)**	**(1,819,760)**	**673,155**	**6,015,246**	**6,581,350**	**4,333,967**	**(2,523,496)**	**(9,285,167)**	**17,036,263**
- Financing	1,015,270	(45,680)	(43,706)	72,897	462,587	615,451	38,778	(615,042)	(507,005)	993,550
- Borrowings	8,891,678	(353,921)	(867,238)	362,703	3,201,476	5,965,899	3,623,612	(4,429,408)	(5,916,015)	10,478,786
- Revolving	3,804,818	(251,197)	(908,816)	237,555	2,351,183	-	671,577	2,520,954	(2,862,147)	5,563,927
Total	**26,778,004**	**(1,053,566)**	**(2,451,428)**	**878,709**	**7,613,203**	**9,064,995**	**7,667,688**	**(4,285,022)**	**(14,206,142)**	**30,006,441**

R$ thousand

Consolidated - 3 stages	Balance on December 31, 2021	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on September 30, 2022
Companies	**19,092,774**	**2,161,206**	**6,776,835**	**(3,402,839)**	**(4,920,975)**	**19,707,001**
- Financing	5,134,164	(533,088)	579,158	(553,945)	(468,338)	4,157,951
- Borrowings	12,741,767	2,694,294	5,916,836	(3,484,877)	(4,061,583)	13,806,437
- Revolving	1,216,843	-	280,841	635,983	(391,054)	1,742,613
Individuals	**27,089,568**	**5,130,689**	**10,250,515**	**(2,446,731)**	**(9,285,167)**	**30,738,874**
- Financing	3,305,342	(558,849)	733,001	(589,390)	(507,005)	2,383,099
- Borrowings	14,630,839	5,689,538	7,430,813	(5,101,370)	(5,916,015)	16,733,805
- Revolving	9,153,387	-	2,086,701	3,244,029	(2,862,147)	11,621,970
Total	**46,182,342**	**7,291,895**	**17,027,350**	**(5,849,570)**	**(14,206,142)**	**50,445,875**

R$ thousand

Stage 1	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on September 30, 2021
Companies	**4,657,940**	**(557,214)**	**(103,305)**	**514,594**	**399,491**	**(1,587,385)**	**3,170,632**	**(2,158,624)**	**-**	**4,336,129**
- Financing	1,434,546	(71,419)	(8,305)	157,656	36,748	(260,370)	611,150	(513,654)	-	1,386,352
- Borrowings	2,748,583	(389,363)	(81,725)	310,956	328,626	(1,327,015)	2,336,434	(1,605,181)	-	2,321,315
- Revolving	474,811	(96,432)	(13,275)	45,982	34,117	-	223,048	(39,789)	-	628,462
Individuals	**6,263,052**	**(1,461,347)**	**(260,670)**	**3,640,676**	**455,097**	**(868,913)**	**4,180,927**	**(4,198,711)**	**-**	**7,750,111**
- Financing	763,932	(256,346)	(21,614)	1,601,945	44,997	(339,886)	583,051	(1,541,499)	-	834,580
- Borrowings	2,077,714	(635,504)	(149,337)	1,536,954	191,374	(529,027)	2,405,903	(2,177,572)	-	2,720,505
- Revolving	3,421,406	(569,497)	(89,719)	501,777	218,726	-	1,191,973	(479,640)	-	4,195,026
Total	**10,920,992**	**(2,018,561)**	**(363,975)**	**4,155,270**	**854,588**	**(2,456,298)**	**7,351,559**	**(6,357,335)**	**-**	**12,086,240**

R$ thousand

Stage 2	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on September 30, 2021
Companies	**1,545,667**	**(514,594)**	**(973,772)**	**557,214**	**437,041**	**279,978**	**573,192**	**(289,118)**	**-**	**1,615,608**
- Financing	499,494	(157,656)	(185,771)	71,419	21,623	(109,250)	75,844	130,386	-	346,089
- Borrowings	937,652	(310,956)	(634,859)	389,363	376,594	389,228	434,818	(519,783)	-	1,062,057
- Revolving	108,521	(45,982)	(153,142)	96,432	38,824	-	62,530	100,279	-	207,462
Individuals	**6,794,923**	**(3,640,676)**	**(3,731,927)**	**1,461,347**	**1,595,647**	**357,174**	**2,420,156**	**2,094,256**	**-**	**7,350,900**
- Financing	3,104,787	(1,601,945)	(720,772)	256,346	173,913	233,727	489,192	1,369,999	-	3,305,247
- Borrowings	2,939,423	(1,536,954)	(1,878,957)	635,504	854,690	123,447	1,687,442	123,875	-	2,948,470
- Revolving	750,713	(501,777)	(1,132,198)	569,497	567,044	-	243,522	600,382	-	1,097,183
Total	**8,340,590**	**(4,155,270)**	**(4,705,699)**	**2,018,561**	**2,032,688**	**637,152**	**2,993,348**	**1,805,138**	**-**	**8,966,508**

R$ thousand

Stage 3	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on September 30, 2021
Companies	14,316,381	(399,491)	(437,041)	103,305	973,772	1,657,653	4,224,144	(4,101,264)	(3,525,469)	12,811,990
- Financing	4,055,197	(36,748)	(21,623)	8,305	185,771	269,807	495,778	(1,147,950)	(497,878)	3,310,659
- Borrowings	9,768,315	(328,626)	(376,594)	81,725	634,859	1,387,846	3,670,175	(3,158,751)	(2,643,855)	9,035,094
- Revolving	492,869	(34,117)	(38,824)	13,275	153,142	-	58,191	205,437	(383,736)	466,237
Individuals	12,179,688	(455,097)	(1,595,647)	260,670	3,731,927	4,206,088	4,608,093	(2,376,989)	(7,729,501)	12,829,232
- Financing	625,961	(44,997)	(173,913)	21,614	720,772	812,060	34,863	(703,026)	(312,009)	981,325
- Borrowings	7,643,173	(191,374)	(854,690)	149,337	1,878,957	3,394,028	4,295,848	(3,636,655)	(4,408,258)	8,270,366
- Revolving	3,910,554	(218,726)	(567,044)	89,719	1,132,198	-	277,382	1,962,692	(3,009,234)	3,577,541
Total	26,496,069	(854,588)	(2,032,688)	363,975	4,705,699	5,863,741	8,832,237	(6,478,253)	(11,254,970)	25,641,222

R$ thousand

Consolidated - 3 stages	Expected loss on december 31, 2020	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on September 30, 2021
Companies	20,519,988	350,246	7,967,968	(6,549,006)	(3,525,469)	18,763,727
- Financing	5,989,237	(99,813)	1,182,772	(1,531,218)	(497,878)	5,043,100
- Borrowings	13,454,550	450,059	6,441,427	(5,283,715)	(2,643,855)	12,418,466
- Revolving	1,076,201	-	343,769	265,927	(383,736)	1,302,161
Individuals	25,237,663	3,694,349	11,209,176	(4,481,444)	(7,729,501)	27,930,243
- Financing	4,494,680	705,901	1,107,106	(874,526)	(312,009)	5,121,152
- Borrowings	12,660,310	2,988,448	8,389,193	(5,690,352)	(4,408,258)	13,939,341
- Revolving	8,082,673	-	1,712,877	2,083,434	(3,009,234)	8,869,750
Total	45,757,651	4,044,595	19,177,144	(11,030,450)	(11,254,970)	46,693,970

e) Sensitivity analysis

The measurement of the expected credit loss incorporates prospective information from projections of economic scenarios that are developed by a team of experts and approved according to the risk governance of the Company. The projections are reviewed at least annually, being more timely in cases of relevant events that may materially change the future prospects.

In order to determine possible oscillations of expected loss arising from the economic projections, simulations were made by changing the weighting of the scenarios used in the calculation of the expected loss. In the table below, we show the probabilities assigned to each scenario and the impacts:

	On September 30, 2022 - R$ thousand			
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	
Simulation 1	100%	-	-	(1,393,141)
Simulation 2	-	100%	-	(2,727,498)
Simulation 3	-	-	100%	1,631,232

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

f) Expected loss on loans and advances

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Expected credit loss associated with credit risk expense	4,773,175	4,038,620	18,469,675	12,191,289
Amounts recovered	(1,498,212)	(1,471,434)	(4,739,454)	(4,587,500)
Expected loss on loans and advances	**3,274,963**	**2,567,186**	**13,730,221**	**7,603,789**

g) Loans and advances to customers renegotiated

The total balance of "Loans and advances to customers renegotiated" includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand	
	On September 30, 2022	On September 30, 2021
Opening balance	**28,619,018**	**29,757,140**
Additional renegotiated amounts, including interest	24,494,102	21,656,071
Payments received	(15,685,516)	(19,383,100)
Write-offs	(4,790,377)	(3,834,084)
Closing balance	**32,637,227**	**28,196,027**
Expected loss on loans and advances	(12,944,077)	(10,449,437)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	**19,693,150**	**17,746,590**
Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	39.7%	37.1%
Total renegotiated loans and advances as a percentage of the total loan portfolio	5.0%	4.8%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	5.4%	5.2%

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

12) NON-CURRENT ASSETS HELD FOR SALE

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Assets not for own use		
Real estate	889,721	904,591
Vehicles and similar	345,230	289,197
Machinery and equipment	1,036	1,238
Other	21,847	1,246
Total	**1,257,834**	**1,196,272**

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

R$ thousand

Companies	On September 30, 2022							For the nine month period ended September 30, 2022		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,790	3,158,861	2,028,842	2,836,543	1,797,209	(21)	352,339	(106)
Tecnologia Bancária S.A. (2)	24.55%	24.55%	243,693	1,008,902	2,062,191	1,193,453	885,092	24,201	2,169,478	101,524
Swiss Re Corporate Solutions Brasil (2)	40.00%	40.00%	418,606	2,995,439	1,385,881	3,326,891	269,003	(1,918)	913,240	(4,795)
Gestora de Inteligência de Crédito S.A. (2)	21.02%	21.02%	10,964	90,730	1,084,869	386,069	750,010	(12,689)	171,532	(66,168)
Other (3)			6,075,130					529,447		
Total investments in associates			**6,859,183**					**539,020**		
Elo Participações S.A. (4)	50.01%	50.01%	1,264,366	559,931	2,262,729	94,298	171,777	453,750	49,253	1,003,908
Total investments in joint ventures			**1,264,366**					**453,750**		
Total on September 30, 2022			**8,123,549**					**992,770**		

(1) The adjustments arising from the valuation consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of these condensed consolidated financial statements, permitted by regulation;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity, R$158,988 thousand, in the nine month period ended September 30, 2022 referring to Empresa Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to September 30, 2022, the Organization had received R$471,392 thousand in dividends from this investment.

Companies										R$ thousand
	On December 31, 2021							For the nine month period ended September 30, 2021		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,564	3,191,545	1,155,424	2,429,956	1,364,194	9,136	443,721	47,310
Tecnologia Bancária S.A. (3)	24.32%	24.32%	219,491	914,853	1,977,956	866,662	1,132,175	40,597	2,017,181	116,353
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	313,658	2,504,889	1,621,205	3,029,473	311,473	(2,539)	1,047,468	(6,348)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	23,653	93,479	1,079,405	161,048	942,313	(10,822)	134,464	(50,783)
Others (2) (3)			5,469,054					256,735		
Total investments in associates			6,136,420					293,107		
Elo Participações S.A. (4)	50.01%	50.01%	1,421,146	734,729	2,729,981	313,385	211,267	340,498	26,191	691,122
Total investments in joint ventures			1,421,146					340,498		
Total on December 31, 2021			7,557,566							
Total on September 30, 2021								633,605		

(1) Revenue from financial intermediation or revenue from the provision of services;

(2) Brazilian company, provider of services related to credit and debit cards and other means of payment. In the nine month period ended September 30, 2021, the Organization received R$95,193 thousand in dividends and interest on equity from Cielo S.A.;

(3) Companies with equity accounting using balance sheets with a lag in relation to the base date of the financial statements; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to September 30, 2021, the Organization received R$591,975 thousand in dividends from this investment.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates

	R$ thousand	
	2022	2021
Initial balances	**7,557,566**	**7,386,840**
Acquisitions	348,801	219,214
Write-offs	(218,797)	(177,602)
Equity in net income of associates	992,770	633,605
Dividends/Interest on equity	(697,801)	(553,971)
Other	141,010	2,160
Balance on September 30	**8,123,549**	**7,510,246**

14) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

				R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	7,642,604	(3,794,910)	3,847,694
Land	-	931,787	-	931,787
Installations, properties and equipment for use	10%	6,102,534	(3,223,297)	2,879,237
Security and communication systems	10%	376,046	(290,018)	86,028
Data processing systems	20%	12,235,868	(8,036,746)	4,199,122
Transportation systems	20%	222,592	(129,433)	93,159
Balance on September 30, 2022 (1)		**27,511,431**	**(15,474,404)**	**12,037,027**
Buildings	4%	9,341,822	(3,406,337)	5,935,485
Land	-	973,725	-	973,725
Installations, properties and equipment for use	10%	6,259,877	(3,096,944)	3,162,933
Security and communication systems	10%	375,116	(273,022)	102,094
Data processing systems	20%	10,562,634	(7,331,101)	3,231,533
Transportation systems	20%	221,162	(113,827)	107,335
Balance on december 31, 2021 (1)		**27,734,336**	**(14,221,231)**	**13,513,105**

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

We enter into lease agreements as a lessee, basically, for data processing and property and equipment, which are recorded as buildings and equipment leased in property, plant and equipment. See Note 23 for disclosure of the obligation.

b) Change in property and equipment by class

							R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Adjusted balance on December 31, 2020	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129
Additions	557,043		799,935	12,494	1,235,199	5,773	2,610,444
Write-offs	(342,502)	(611)	(359,394)	(16,610)	(587,220)	(1,216)	(1,307,553)
Impairment	-	-	-	-	-	-	-
Depreciation	(645,981)		(595,306)	(29,706)	(768,891)	(18,110)	(2,057,994)
Balance on September 30, 2021	**5,738,174**	**1,020,983**	**3,092,262**	**118,442**	**3,236,808**	**109,357**	**13,316,026**
Balance on December 31, 2021	**5,935,485**	**973,725**	**3,162,933**	**102,094**	**3,231,533**	**107,335**	**13,513,105**
Additions	291,458	-	484,049	16,424	1,852,608	6,176	2,650,715
Write-offs	(490,933)	(41,938)	(327,370)	(1,862)	(32,622)	(428)	(895,153)
Impairment	-	-	-	-	-	-	-
Depreciation	(535,961)	-	(440,375)	(30,628)	(852,397)	(19,924)	(1,879,285)
Transfers	(1,352,355)	-	-	-	-	-	(1,352,355)
Balance on September 30, 2022 (1)	**3,847,694**	**931,787**	**2,879,237**	**86,028**	**4,199,122**	**93,159**	**12,037,027**

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

15) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

R$ thousand

	Goodwill	Intangible Assets					Total
		Acquisition of financial service rights (1)	*Software (1)*	Customer portfolio (1)	Other (1)		
Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310		14,669,464
Additions/(reductions)	59,637	1,025,533	1,919,197	74,227	15,771		3,094,365
Impairment	-	-	-	-	-		-
Accumulated amortization	-	(961,264)	(832,744)	(397,487)	(32,212)		(2,223,707)
Balance on September 30, 2021	7,153,181	3,696,117	4,607,325	44,630	38,869		15,540,122
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884		14,911,007
Additions/(reductions)	493,357	997,920	2,644,283	337,188	434,541		4,907,289
Impairment	-	-	-	-	-		-
Accumulated amortization	-	(917,543)	(877,876)	(203,343)	(339,368)		(2,338,130)
Balance on September 30, 2021	6,542,091	3,130,323	6,494,209	1,182,486	131,057		17,480,166

(1) Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%.

b) Composition of goodwill by segment

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Banking	6,075,648	5,583,201
Insurance	466,443	465,533
Total	**6,542,091**	**6,048,734**

The Cash Generation Units (GCUs) allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2022 and 2021.

16) OTHER ASSETS

		R$ thousand
	On September 30, 2022	On December 31, 2021
Financial assets (4) (5)	**101,838,641**	**64,411,451**
Foreign exchange transactions (1)	71,237,463	37,099,430
Debtors for guarantee deposits (2)	20,744,442	19,819,051
Securities trading	6,967,258	4,795,860
Trade and credit receivables	1,390,928	1,403,653
Receivables	1,498,550	1,293,457
Other assets	**9,163,660**	**7,994,655**
Deferred acquisition cost (insurance) - Note 21e	1,254,202	1,115,127
Other debtors	2,732,128	3,104,184
Prepaid expenses	1,405,487	1,045,313
Interbank and interdepartmental accounts	105,189	348,092
Other (3)	3,666,654	2,381,939
Total	**111,002,301**	**72,406,106**

(1) Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) Basically includes material in stock, amounts receivable, other advances, advances and payments to be reimbursed and investment property, in the amount of R$1,379,971 thousand;

(4) Financial assets accounted for at amortized cost; and

(5) In 2022 and 2021, there were no losses related to the impairment of other financial assets.

17) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a) Composition by nature

		R$ thousand
	On September 30, 2022	On December 31, 2021
Demand deposits	1,194,663	1,508,083
Interbank deposits	1,645,110	4,655,644
Securities sold under agreements to repurchase	254,709,675	222,574,700
Borrowings	37,704,906	26,546,104
Onlending	23,492,119	23,724,749
Total	**318,746,473**	**279,009,280**

18) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

a) Composition by nature

		R$ thousand
	On September 30, 2022	On December 31, 2021
Demand deposits	50,735,371	56,613,691
Savings deposits	132,847,218	139,341,042
Time deposits	404,408,620	373,771,517
Total	**587,991,209**	**569,726,250**

19) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

		R$ thousand
	On September 30, 2022	On December 31, 2021
Instruments Issued – Brazil:		
Real estate credit notes	47,681,665	41,461,933
Agribusiness notes	30,558,885	17,300,060
Financial bills	90,208,912	79,752,267
Letters property guaranteed	25,097,728	13,936,949
Subtotal	**193,547,190**	**152,451,209**
Securities – Overseas:		
Euronotes	5,039,616	1,849,851
Securities issued through securitization – (item (b))	8,669,586	9,135,795
Subtotal	**13,709,202**	**10,985,646**
Structured Operations Certificates	**3,319,587**	**2,791,687**
Total	**210,575,979**	**166,228,542**

b) Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c) Movements in securities issued

		R$ thousand
	2022	2021
Opening balances on January 1	**166,228,542**	**144,903,825**
Issuance	80,434,486	75,227,466
Interest accrued	15,040,348	4,316,482
Settlement and interest payments	(48,847,210)	(76,288,144)
Exchange variation and others	(2,280,187)	626,661
Closing balance on September 30	**210,575,979**	**148,786,290**

20) SUBORDINATED DEBT

a) Composition of subordinated debt

Maturity				R$ thousand
	Original term in years	Nominal amount	On June 30, 2022	On December 31, 2021
In Brazil:				
Financial bills:				
2022	7	3,306,811	5,745,649	5,413,488
2023	7	1,347,452	2,261,183	2,125,935
2024	7	67,450	113,051	105,003
2025	7	3,871,906	4,863,420	6,427,648
2027	7	401,060	457,773	430,028
2023	8	1,523,546	2,862,646	2,685,658
2024	8	136,695	229,060	214,204
2025	8	3,328,102	3,592,656	6,477,614
2026	8	694,800	869,766	821,253
2028	8	55,437	63,136	59,315
2024	9	4,924	11,510	10,653
2025	9	370,344	580,642	546,022
2027	9	89,700	121,839	113,969
2022	10	27,628	79,751	147,062
2023	10	688,064	1,613,371	1,504,108
2025	10	284,137	776,751	709,953
2026	10	196,196	414,677	380,719
2027	10	256,243	405,084	377,838
2028	10	248,300	385,787	355,845
2030	10	134,500	164,390	155,130
2030	8	2,368,200	2,397,557	-
2031	10	7,270,000	7,989,004	7,491,477
2032	10	3,697,700	3,779,588	-
2026	11	3,400	6,487	6,226
2027	11	47,046	75,160	70,532
2028	11	74,764	124,948	115,528
Perpetual		13,159,255	13,810,816	11,458,580
Subtotal in Brazil (1)			**53,795,702**	**48,203,788**
Overseas:				
2022	-			6,247,289
Subtotal overseas			-	**6,247,289**
Total (2)			**53,795,702**	**54,451,077**

(1) It includes the amount of R$36,419,229 thousand (on December 2021 – R$31,129,540 thousand), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) In February of 2022, there was the maturity of the subordinated debt issued Abroad – Bradesco Grand Cayman – the total amount of the transaction was R$6,138,550 thousand (on December 31, 2021 – R$8,314,720 thousand).

b) Movements in subordinated debt

		R$ thousand
	2022	2021
Opening balances on January 1	**54,451,077**	**53,246,232**
Issuance	8,779,030	5,735,100
Interest accrued	5,323,139	1,917,989
Settlement and interest payments	(11,826,711)	(10,826,743)
Foreign exchange variation	(501,571)	(62,700)
Closing balance on September 30	**56,224,964**	**50,009,878**

21) TECHNICAL INSURANCE PROVISION AND PENSION PLANS

a) Technical provisions by account

	R$ thousand					
	Non-Life and Health (1)		Life and Pension (2)(3)		Total	
	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Current and long-term liabilities					-	-
Mathematical reserve for unvested benefits (PMBAC)	1,090,358	1,179,406	261,379,138	241,065,876	**262,469,496**	**242,245,282**
Mathematical reserve for vested benefits (PMBC)	670,570	695,210	12,551,076	11,884,439	**13,221,646**	**12,579,649**
Reserve for claims incurred but not reported (IBNR)	5,425,799	4,961,729	980,117	1,014,034	**6,405,916**	**5,975,763**
Unearned premium reserve	6,217,759	4,922,394	3,350,177	2,483,216	**9,567,936**	**7,405,610**
Reserve for unsettled claims (PSL)	5,358,079	4,997,427	2,002,823	1,991,574	**7,360,902**	**6,989,001**
Reserve for financial surplus (PET)	-	-	883,091	861,170	**883,091**	**861,170**
Other technical provisions	2,800,906	3,378,434	6,423,916	6,951,725	**9,224,822**	**10,330,159**
Total reserves	**21,563,471**	**20,134,600**	**287,570,338**	**266,252,034**	**309,133,809**	**286,386,634**

(1) The line "Other provisions" for Insurance includes substantially the Provision for Insufficient Premiums (PIP) of R$2,699,781 thousand (R$3,280,927 thousand on December 31, 2021) and Provision for Related Expenses of R$88,139 thousand (R$84,224 thousand on December 31, 2021);

(2) The line "Other provisions" for Life and Pension Plans substantially includes the "Provision for redemptions and other amounts to be settled" in the amount of R$3,147,430 thousand (R$3,047,124 thousand on December 31, 2021) "Provision for Related Expenses" of R$429,106 thousand (R$653,541 thousand on December 31, 2021), the "Complementary Provision for Coverage (PCC)" in the amount of R$1,522,792 thousand (R$1,926, 919 thousand on December 31, 2021) and "Other technical provisions" of R$ 1,305,127 thousand (R$ 1,305,127 thousand on December 31, 2021); and

(3) Includes the Provision for unearned premiums for unissued risks in force (PPNG-RVNE) in the amount of R$218,292 thousand, of which R$193,240 thousand - Insurance and R$25,052 thousand - Life and Pensions.

b) Technical provisions by product

	R$ thousand					
	Non-Life and Health		Life and pension plans (1)		Total	
	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Health (Health and Dental)	15,477,145	15,039,385	-	-	**15,477,145**	**15,039,385**
Non-Life	6,086,326	5,095,215	-	-	**6,086,326**	**5,095,215**
Life	-	-	23,998,193	20,899,215	**23,998,193**	**20,899,215**
Pension plans	-	-	263,572,145	245,352,819	**263,572,145**	**245,352,819**
Total technical provisions	**21,563,471**	**20,134,600**	**287,570,338**	**266,252,034**	**309,133,809**	**286,386,634**

(1) Is comprised of the Companies personal and pension insurance operations.

c) Changes in the insurance and pension technical provisions

(i) Insurance – Non-Life, Life and Health Insurance

	R$ thousand	
	2022	2021
At the beginning of the year	41,033,815	34,744,396
Retrocession	(2,334)	(2,423)
Subtotal at beginning of the year	41,031,481	34,741,973
Additions, net of reversals	38,620,847	33,341,825
Payment of claims, benefits and redemptions	(35,259,331)	(29,996,395)
Adjustment for inflation and interest	1,166,754	1,488,753
Subtotal on September 30	45,559,751	39,576,156
Retrocession	1,913	2,567
Closing balance on September 30	45,561,664	39,578,723

(ii) Insurance – Pension Plans

	R$ thousand	
	2022	2021
Initial balances	**245,352,819**	**244,720,988**
Receipt of premiums net of fees	25,500,925	21,352,784
Payment of benefits	(1,106,037)	(947,550)
Payment of redemptions	(22,703,701)	(22,892,478)
Adjustment for inflation and interest	20,818,832	6,478,581
Others	(4,290,693)	(4,059,687)
Closing balance on September 30	**263,572,145**	**244,652,638**

d) Guarantees for the technical provisions

R$ thousand

	Insurance		Life and pension plans		Total	
	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Total technical provisions	21,563,471	20,134,600	287,570,338	266,252,034	309,133,809	286,386,634
(-) Portion corresponding to contracted reinsurance	(5,599)	(10,186)	(24,693)	(16,037)	(30,292)	(26,223)
(-) Premiums receivables	(2,374,870)	(1,774,506)	-		(2,374,870)	(1,774,506)
(-) Unearned premium provision – Health and dental insurance (1)	(2,209,339)	(1,849,070)	-		(2,209,339)	(1,849,070)
Technical provisions to be covered	16,973,663	16,500,838	287,545,645	266,235,997	304,519,308	282,736,835
Investment fund quotas (VGBL and PGBL) (2)	-	-	226,631,174	209,419,706	226,631,174	209,419,706
Investment fund quotas (excluding VGBL and PGBL)	3,625,890	4,354,207	23,613,141	25,661,527	27,239,031	30,015,734
Government securities	14,840,800	14,003,541	36,923,411	34,567,252	51,764,211	48,570,793
Shares	-	-	1,240,908	-	1,240,908	-
Private securities	186,936	-	755,049	270,249	941,985	270,249
Total assets guarantee portfolio (3)	18,653,626	18,357,748	289,163,683	269,918,734	307,817,309	288,276,482

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 521/22;
(2) The investment funds "VGBL" and "PGBL" were consolidated in the financial statements; and
(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

e) Changes in deferred acquisition cost (insurance assets)

		R$ thousand
	2022	2021
Initial balances	**1,115,127**	**1,020,567**
Additions	879,145	871,633
Amortizations	(861,935)	(817,206)
Closing balance on June 30	**1,132,337**	**1,074,994**

f) Changes in reinsurance assets

		R$ thousand
	2022	2021
Initial balances	**75,996**	**87,036**
Additions	1,750	(10,262)
Recovered insurance losses	(18,918)	(31,363)
Reversal/Monetary update	442	909
Other	2,212	7,204
Closing balance on September 30	**61,482**	**53,524**

g) Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

Non-Life – Gross Claims (1)

R$ thousand

	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	30/09/2022	Total
Amount estimated for the claims:												
· In the year after notification	3,348,274	3,224,788	3,914,716	4,398,468	4,069,482	3,715,094	3,431,272	3,290,692	3,077,087	3,945,867	3,552,230	-
· One year after notification	3,240,688	3,041,662	3,652,423	4,252,020	3,905,260	3,736,592	3,420,273	3,340,419	3,153,736	3,976,953	-	-
· Two years after notification	3,233,150	3,009,371	3,666,041	4,230,440	3,921,622	3,753,426	3,418,154	3,371,489	3,160,185	-	-	-
· Three years after notification	3,256,062	3,044,232	3,654,223	4,259,240	3,931,921	3,733,360	3,445,962	3,376,158	-	-	-	-
· Four years after notification	3,292,376	3,034,096	3,669,148	4,275,645	3,923,378	3,740,808	3,449,743	-	-	-	-	-
· Five years after notification	3,113,580	3,049,171	3,679,488	4,275,871	3,939,097	3,746,902	-	-	-	-	-	-
· Six years after notification	3,128,386	3,058,018	3,690,793	4,284,387	3,945,938	-	-	-	-	-	-	-
· Seven years after notification	3,133,871	3,064,089	3,701,722	4,293,482	-	-	-	-	-	-	-	-
· Eight years after notification	3,137,466	3,067,073	3,702,208	-	-	-	-	-	-	-	-	-
· Nine years after notification	3,145,858	3,070,065	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	3,174,282	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	**3,174,282**	**3,070,065**	**3,702,208**	**4,293,482**	**3,945,938**	**3,746,902**	**3,449,743**	**3,376,158**	**3,160,185**	**3,976,953**	**3,552,230**	**39,448,146**
Payments of claims	(3,135,816)	(3,059,674)	(3,684,992)	(4,262,682)	(3,911,905)	(3,720,532)	(3,408,238)	(3,309,123)	(3,089,786)	(3,836,380)	(2,663,087)	(38,082,215)
Outstanding Claims	**38,466**	**10,391**	**17,216**	**30,800**	**34,033**	**26,370**	**41,505**	**67,035**	**70,399**	**140,573**	**889,143**	**1,365,931**

Non-Life – Claims Net of Reinsurance Ceded [1]

R$ thousand

	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	30/set/22	Total
Amount estimated for net claims for reinsurance:												
· In the year after notification	3,022,457	3,021,084	3,738,619	4,044,061	3,920,176	3,676,482	3,393,439	3,272,217	2,340,749	3,936,449	3,551,584	-
· One year after notification	2,908,173	2,849,909	3,516,057	3,929,714	3,789,359	3,698,248	3,384,216	2,830,565	2,416,594	3,968,623	-	-
· Two years after notification	2,915,173	2,832,016	3,534,208	3,898,947	3,802,213	3,714,749	3,388,620	2,861,335	2,422,922	-	-	-
· Three years after notification	2,927,529	2,874,862	3,525,610	3,920,278	3,813,476	3,694,864	3,415,914	2,866,028	-	-	-	-
· Four years after notification	2,957,403	2,868,888	3,539,001	3,932,723	3,808,035	3,702,483	3,419,581	-	-	-	-	-
· Five years after notification	2,963,901	2,884,539	3,550,642	3,925,687	3,822,974	3,708,617	-	-	-	-	-	-
· Six years after notification	2,978,029	2,893,423	3,554,010	3,934,139	3,829,244	-	-	-	-	-	-	-
· Seven years after notification	2,983,500	2,894,891	3,564,844	3,942,623	-	-	-	-	-	-	-	-
· Eight years after notification	2,981,996	2,897,755	3,565,265	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,990,314	2,900,730	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	3,018,235	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	3,018,235	2,900,730	3,565,265	3,942,623	3,829,244	3,708,617	3,419,581	2,866,028	2,422,922	3,968,623	3,551,584	37,193,452
Payments of claims	(2,980,643)	(2,890,353)	(3,548,160)	(3,912,416)	(3,796,566)	(3,682,279)	(3,378,746)	(2,799,257)	(2,352,981)	(3,828,394)	(2,662,793)	(35,832,588)
Net outstanding unsettled claims	37,592	10,377	17,105	30,207	32,678	26,338	40,835	66,771	69,941	140,229	888,791	1,360,864

Non-Life, Life and Pension - Claims Net of Reinsurance Ceded [1]

												R$ thousand
	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	30/set/22	Total
Amount estimated for net claims for reinsurance:												
· In the year after notification	4,257,561	4,326,906	5,069,079	5,459,585	5,413,512	5,213,956	4,831,466	4,758,715	4,131,215	6,573,667	5,267,869	-
· One year after notification	4,134,444	4,148,519	4,889,217	5,355,503	5,280,798	5,186,209	4,800,313	4,316,075	4,190,411	6,576,610	-	-
· Two years after notification	4,151,462	4,158,528	4,902,783	5,302,462	5,270,944	5,218,280	4,844,555	4,381,409	4,172,223	-	-	-
· Three years after notification	4,163,604	4,184,738	4,802,886	5,243,714	5,262,666	5,213,961	4,867,548	4,346,011	-	-	-	-
· Four years after notification	4,191,766	4,165,035	4,781,938	5,242,728	5,270,203	5,238,877	4,852,591	-	-	-	-	-
· Five years after notification	4,197,799	4,189,183	4,775,574	5,226,434	5,300,596	5,222,125	-	-	-	-	-	-
· Six years after notification	4,218,005	4,193,407	4,774,017	5,242,573	5,283,637	-	-	-	-	-	-	-
· Seven years after notification	4,224,281	4,210,256	4,796,556	5,236,046	-	-	-	-	-	-	-	-
· Eight years after notification	4,230,263	4,222,636	4,774,918	-	-	-	-	-	-	-	-	-
· Nine years after notification	4,253,396	4,219,082	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	4,453,607	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2022)	4,453,607	4,219,082	4,774,918	5,236,046	5,283,637	5,222,125	4,852,591	4,346,011	4,172,223	6,576,610	5,267,869	54,404,719
Payments of claims	(4,223,909)	(4,160,067)	(4,715,746)	(5,136,339)	(5,175,652)	(5,073,703)	(4,677,793)	(4,120,767)	(3,887,656)	(6,060,041)	(3,811,774)	**(51,043,447)**
Net outstanding unsettled claims	229,698	59,015	59,172	99,707	107,985	148,422	174,798	225,244	284,567	516,569	1,456,095	3,361,272

(1) "Retrocession" R$13,396 thousand,"Reinsurance" R$5,067 thousand, "Health" R$3,943,037 thousand, estimate of salvages and redresses in the amount of R$188,931 thousand and incurred but not enough reported (IBNER) claims in the amount of R$(227,061) thousand were not considered in the claims development.

22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts.

II - Civil claims

These are claims for indemnification referring to banking products and services and the replacement of the expunged inflation rates resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which claims are limited to 40 minimum wages (limit of R$48 thousand on September 30, 2022).

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, after which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. Bradesco believes that the provisioning was made to cover the eligible proceedings to the related agreement.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) keep suspended the prosecution of all lawsuits without final judgment, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Company is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions for legal obligations have been recorded in full, although there is a good chance of favorable outcome, based on management assessment considering the analysis of an external legal counse. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored. During or after the conclusion of each case, a favorable outcome may arise for the Company, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,858,165 thousand (R$2,734,993 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,784,660 thousand (R$1,781,022 thousand on December 31, 2021): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on MTM - R$674,582 thousand (R$647,878 thousand on December 31, 2021): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$620,840 thousand (R$527,970 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services);

- INSS – Contribution to SAT – R$471,962 thousand (R$450,289 thousand on December 31, 2021): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

- INSS Autonomous Brokers – R$253,248 thousand (R$343,896 thousand on December 31, 2021): The Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as per new wording in Law No. 9,876/99.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Changes in other provision

			R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2020	**6,890,498**	**9,092,421**	**8,271,112**
Adjustment for inflation	601,492	367,786	105,346
Provisions, net of (reversals and write-offs)	785,229	873,887	(263,701)
Payments	(1,530,933)	(1,550,979)	(12,604)
Balance on September 30, 2021	**6,746,286**	**8,783,115**	**8,100,153**
Balance on December 31, 2021	**6,729,107**	**9,178,471**	**8,072,037**
Adjustment for inflation	581,404	289,775	382,806
Provisions, net of (reversals and write-offs)	738,064	677,281	(960,153)
Payments	(1,690,016)	(1,950,151)	(72,890)
Balance on September 30, 2021	**6,358,559**	**8,195,376**	**7,421,800**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on September 30, 2022, R$8,757,887 thousand (R$7,979,276 thousand on December 31, 2021) for civil claims and R$37,378,738 thousand (R$37,556,235 thousand on December 31, 2021) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$10,319,142 thousand (R$9,708,225 thousand on December 31, 2021): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2017 – R$7,758,921 thousand (R$7,455,648 thousand on December 31, 2021), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,673,710 thousand (R$5,450,794 thousand on December 31, 2021): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- ISSQN – Commercial Leasing Companies – R$1,669,109 thousand (R$1,466,305 thousand on December 31, 2021): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- PIS and COFINS notifications and disallowances of compensations – R$1,561,119 thousand (R$1,501,667 thousand on December 31, 2021): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,228,192 thousand (R$1,168,741 thousand on December 31, 2021): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2016 – R$925,360 thousand (R$875,658 thousand on December 31, 2021): relating to disallowance of expenses with credit losses;

- Social Security Contribution Taxes – 2014 to 2016 – R$787,924 thousand (R$2,875,747 thousand on December 31, 2021): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura". On September 30, 2022, based on the unanimous decision of CARF, which recognized the non-salary nature of amounts made available to employees as meal/food vouchers, which resulted in the reclassification to remote risk contingency liabilities;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$717,171 thousand (R$686,308 thousand on December 31, 2021): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$170,733 thousand (R$507,915 thousand on December 31, 2021): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other subjects

There is currently a criminal case against two former members of Bradesco's board, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from the so-called Operation Zelotes, investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). A first degree sentence was handed down acquitting the two former members of Bradesco's board of directors, pending transit in court.

23) OTHER LIABILITIES

a) Other liabilities

		R$ thousand
	On September 30, 2022	On December 31, 2021
Financial liabilities	**124,003,834**	**86,407,304**
Credit card transactions (1)	29,823,520	27,368,218
Foreign exchange transactions (2)	71,322,718	36,784,241
Loan assignment obligations	4,373,690	5,199,819
Capitalization bonds	8,949,347	8,400,640
Securities trading	4,732,793	3,992,900
Lease liabilities (Note 23a)	4,801,766	4,661,486
Other liabilities	**43,818,216**	**35,683,882**
Third party funds in transit (3)	8,368,052	7,831,919
Provision for payments	10,804,845	9,065,571
Sundry creditors	5,313,946	4,389,071
Social and statutory	4,256,091	504,418
Other taxes payable	1,649,019	2,535,903
Liabilities for acquisition of assets and rights	401,666	1,375,489
Other	13,024,597	9,981,511
Total	**167,822,050**	**122,091,186**

(1) It refers to amounts payable to merchants;

(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and

(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

b) Lease liabilities

	R$ thousand
Closing balance on December 31, 2020	**5,093,143**
Remeasurement and new contracts	259,191
Payments	(1,127,886)
Appropriation of financial charges	322,918
Foreign exchange variation	**9,267**
Closing balance on September 30, 2021	**4,556,633**
Closing balance on december 31, 2021	**4,661,486**
Remeasurement and new contracts	945,423
Payments	(1,448,895)
Appropriation of financial charges	657,251
Foreign exchange variation	**(13,499)**
Closing balance on September 30, 2022	**4,801,766**

Maturity of the leases

The maturity of these financial liabilities as of September 30, 2022 is divided as follows: R$918,522 thousand up to one year (R$977,027 thousand up to 1 year in 2021), R$3,209,306 thousand between 1 and 5 years (R$3,329,764 thousand between one to five years in 2021) and R$609,529 thousand over 5 years (R$828,633 thousand for more than five years as of December 31, 2021).

Impacts on the statement of income

The impact on the income for the nine month period ended September 30, 2022 was: "Expenses of depreciation" – R$559,720 thousand (R$536,249 thousand in the nine month period ended September 30, 2021), "Interest and similar expenses" – R$657,251 thousand (R$322,918 thousand in the nine month

period ended September 30, 2021) and "Expenses of the foreign exchange variation" – R$13,449 thousand (R$9,267 thousand in the nine month period ended September 30, 2021).

Expenses for the nine month period ended September 30, 2022 with short-term contracts were R$168 thousand (R$1,302 in the nine month period ended September 30, 2021).

24) OFF-BALANCE SHEET COMMITMENTS

The table below summarizes the total risk represented by off-balance sheet commitments:

		R$ thousand
	On September 30, 2022	On December 31, 2021
Commitments to extend credit (1)	317,588,276	309,104,025
Financial guarantees (2)	92,485,395	83,467,093
Letters of credit for imports	468,011	1,233,034
Total	410,541,682	393,804,152

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25) SHAREHOLDERS' EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On September 30, 2022	On December 31, 2021
Common	5,338,393,881	4,870,579,247
Preferred	5,320,094,147	4,848,500,325
Subtotal	**10,658,488,028**	**9,719,079,572**
Treasury (common shares) (1)	-	(17,493,900)
Treasury (preferred shares) (1)	-	(12,051,100)
Total outstanding shares	**10,658,488,028**	**9,689,534,572**

(1) On March 10, 2022, the cancellation of all shares held in treasury issued by the Company was approved (item d).

ii. Changes in share capital, in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2021	4,853,085,347	4,836,449,225	9,689,534,572
Increase of capital stock with issuance of shares – bonus of 10% (1)	485,308,534	483,644,922	968,953,456
Number of outstanding shares on September 30, 2022	5,338,393,881	5,320,094,147	10,658,488,028

(1) It benefited the shareholders registered in the records of Bradesco on April 18, 2022.

In the Special Shareholders' Meeting of March 10, 2022, it was approved the proposal of the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$83,100,000 thousand to R$87,100,000 thousand, with a bonus of 10% (ten per cent) in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 968,953,456 new nominative-book entry shares, with no nominal value, whereby 485,308,534 are common and 483,644,922 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, approved by Bacen on March 31, 2022.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on shareholders' equity/Dividends

At a meeting of the Board of Directors on June 9, 2022, the Board of Executive Officers' proposal was approved for the payment of intermediate interest on equity to shareholders, related to the first half of 2022, in the amount of R$2,000,000 thousand, of which R$0.178723065 per common share and R$0.196595372 per preferred share, which payment was made on June 30, 2022.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
					R$ thousand
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.155248	0.170773	1,519,032	227,855	1,291,177
Intermediary interest paid on shareholders' equity (1)	0.490007	0.539008	5,000,000	750,000	4,250,000
Total accrued on September 30, 2021	**0.645255**	**0.709781**	**6,519,032**	**977,855**	**5,541,177**
Monthly interest on shareholders' equity paid	0.155249	0.170773	1,667,072	250,061	1,417,011
Intermediary interest on shareholders' equity paid (2)	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on shareholders' equity provisioned	0.184677	0.203145	3,743,764	561,564	3,182,200
Total accrued on September 30, 2022	**0.518649**	**0.570513**	**7,410,836**	**1,111,625**	**6,299,211**

(1) Paid on July 12, 2021; and

(2) Paid on June 30, 2022.

d) Shares in treasury

In the Special Shareholders' Meeting held on March 10, 2022, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 29,545,000 nominative-book-entry shares was approved, being 17,493,900 common shares and 12,051,100 preferred shares, without reduction of share capital (which was also approved by Bacen on March 31, 2022).

On May 5, 2022, the Board of Directors decided to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 6, 2022 to November 6, 2023, up to 106,584,880 nominative-book-entry shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

26) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	For the nine month period ended September 30	
	2022 (1)	2021 (1)
Net earnings attributable to the Organization's common shareholders (R$ thousand)	9,641,808	8,216,073
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	10,556,033	8,995,112
Weighted average number of common shares outstanding (thousands)	5,346,746	5,358,590
Weighted average number of preferred shares outstanding (thousands)	5,325,102	5,333,350
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.80	1.53
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.98	1.69

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders' Meeting held on March 10, 2022, in the proportion of one new share for every 10 shares held.

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27) NET INTEREST INCOME

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Interest and similar income				
Loans and advances to banks	4,941,117	2,283,446	12,465,772	5,827,339
Loans and advances to customers:				
- Loans	26,556,841	18,697,111	73,511,026	51,175,689
- Leases	130,531	69,016	340,425	168,277
Financial assets:				
- At fair value through profit or loss	9,421,666	7,476,199	22,428,963	12,128,816
- Fair value through other comprehensive income	8,371,798	4,485,858	19,584,879	10,899,772
- At amortized cost	1,579,955	3,974,116	13,254,663	12,438,305
Compulsory deposits with the Central Bank	2,338,895	870,626	5,889,275	1,807,173
Other financial interest income	4,331	2,982	11,304	8,655
Total	**53,345,134**	**37,859,354**	**147,486,307**	**94,454,026**
Interest and similar expenses				
Deposits from banks:				
- Interbank deposits	(65,069)	(27,003)	(169,993)	(53,137)
- Funding in the open market	(7,423,792)	(3,428,702)	(19,022,936)	(7,731,435)
- Borrowings and onlending	(1,502,494)	(990,694)	(3,728,284)	(2,394,865)
Deposits from customers:				
- Savings accounts	(2,514,120)	(1,147,207)	(6,905,810)	(2,634,424)
- Time deposits	(9,489,588)	(3,191,607)	(23,173,472)	(6,393,517)
Securities issued	(5,635,405)	(1,745,431)	(15,124,732)	(3,789,190)
Subordinated debt	(1,996,414)	(861,416)	(5,323,139)	(1,917,989)
Technical provisions for insurance, pension plans and capitalization bonds	(7,410,036)	(1,938,053)	(22,489,909)	(8,425,231)
Total	**(36,036,918)**	**(13,330,113)**	**(95,938,275)**	**(33,339,788)**
Net interest income	**17,308,216**	**24,529,241**	**51,548,032**	**61,114,238**

28) FEE AND COMISSION INCOME

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Fee and commission income				
Credit card income	2,354,655	1,912,280	6,677,715	5,391,871
Current accounts	1,908,395	2,006,674	5,800,436	5,949,346
Collections	462,635	496,373	1,395,507	1,484,406
Guarantees	276,325	260,916	819,984	812,845
Asset management	309,997	351,008	949,884	995,209
Consortium management	477,482	578,094	1,659,452	1,631,338
Custody and brokerage services	328,735	322,005	991,256	979,424
Underwriting/ Financial Advisory Services	219,609	374,961	691,508	1,019,323
Payments	111,468	110,974	334,117	331,950
Other	279,818	239,839	821,661	720,832
Total	**6,729,119**	**6,653,124**	**20,141,520**	**19,316,544**

29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Fixed income securities	711,176	(3,797,155)	261,930	(6,033,453)
Derivative financial instruments	(488,382)	(124,493)	1,372,901	193,316
Equity securities	(657,000)	(2,448,032)	(1,422,059)	(1,680,246)
Total	**(434,206)**	**(6,369,680)**	**212,772**	**(7,520,383)**

30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The net gains and losses of financial assets at VJORA mainly consist of the recording of changes in the fair value of financial assets, which are substantially fixed-income securities.

31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousand			
	2nd quarter		Six months ended on June 30	
	2022	2021	2022	2021
Written premiums	21,276,733	17,741,763	21,276,733	17,741,763
Supplemental pension plan contributions	850,360	825,833	850,360	825,833
Ceded coinsurance premiums	(19,358)	(17,601)	(19,358)	(17,601)
Refunded premiums	(31,540)	(54,737)	(31,540)	(54,737)
Reinsurance premiums paid	(4,593)	(3,161)	(4,593)	(3,161)
Written premiums net of reinsurance and coinsurance	**22,071,602**	**18,492,097**	**22,071,602**	**18,492,097**
Changes in the provision for insurance	(8,863,061)	(7,505,822)	(8,863,061)	(7,505,822)
Changes in the provision for private Pension Plans	(169,586)	(888,716)	(169,586)	(888,716)
Changes in the insurance technical provisions and Pension Plans	**(9,032,647)**	**(8,394,538)**	**(9,032,647)**	**(8,394,538)**
Reported indemnities	(10,149,452)	(8,585,525)	(10,149,452)	(8,585,525)
Claims expenses	(17,386)	(42,290)	(17,386)	(42,290)
Recovery of ceded coinsurance	30,751	37,602	30,751	37,602
Recovery of reinsurance	11,338	16,972	11,338	16,972
Salvage recoveries	223,465	165,049	223,465	165,049
Changes in the IBNR provision	(321,384)	(268,706)	(321,384)	(268,706)
Retained claims	**(10,222,668)**	**(8,676,898)**	**(10,222,668)**	**(8,676,898)**
Commissions on premiums	(798,948)	(744,835)	(798,948)	(744,835)
Recovery of commissions	1,082	1,740	1,082	1,740
Fees	(65,571)	(72,011)	(65,571)	(72,011)
Brokerage expenses - private Pension Plans	(41,745)	(51,669)	(41,745)	(51,669)
Changes in deferred commissions	36,781	15,713	36,781	15,713
Selling expenses for insurance and Pension Plans	**(868,401)**	**(851,062)**	**(868,401)**	**(851,062)**
Gross profit from insurance and Pension Plans	**1,947,886**	**569,599**	**1,947,886**	**569,599**

33) PERSONNEL EXPENSES

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Salaries	(2,778,768)	(2,579,725)	(7,997,465)	(7,333,650)
Benefits	(1,449,747)	(1,160,007)	(3,915,544)	(3,411,973)
Social security charges	(939,299)	(869,445)	(2,718,802)	(2,467,209)
Employee profit sharing	(565,023)	(452,664)	(1,484,268)	(1,361,610)
Training	(30,610)	(19,921)	(74,985)	(51,543)
Total	**(5,763,447)**	**(5,081,762)**	**(16,191,064)**	**(14,625,985)**

34) OTHER ADMNISTRATIVE EXPENSES

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Outsourced services	(1,296,488)	(1,200,070)	(3,669,002)	(3,461,984)
Communication	(262,957)	(309,411)	(837,144)	(958,605)
Data processing	(569,829)	(544,859)	(1,553,105)	(1,603,951)
Advertising and marketing	(447,760)	(349,675)	(1,274,503)	(779,567)
Asset maintenance	(368,575)	(324,699)	(1,043,164)	(964,733)
Financial system	(458,377)	(305,929)	(1,123,144)	(884,537)
Rental	(32,596)	(28,235)	(83,844)	(118,052)
Security and surveillance	(146,417)	(144,256)	(438,877)	(442,974)
Transport	(203,230)	(188,602)	(583,873)	(513,996)
Water, electricity and gas	(76,161)	(80,328)	(279,086)	(260,300)
Advances to FGC (Deposit Guarantee Association)	(183,868)	(170,127)	(527,790)	(498,134)
Supplies	(32,296)	(27,328)	(88,027)	(77,536)
Travel	(26,422)	(8,091)	(54,509)	(21,584)
Other	(435,378)	(317,532)	(1,144,828)	(898,093)
Total	**(4,540,354)**	**(3,999,142)**	**(12,700,896)**	**(11,484,046)**

35) DEPRECIATION AND AMORTIZATION

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Amortization expenses	(803,832)	(722,704)	(2,338,130)	(2,223,707)
Depreciation expenses	(623,628)	(669,790)	(1,879,285)	(2,057,994)
Total	**(1,427,460)**	**(1,392,494)**	**(4,217,415)**	**(4,281,701)**

36) OTHER OPERATING INCOME/(EXPENSES)

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Tax expenses	(1,737,056)	(1,561,318)	(5,529,094)	(5,123,715)
Legal provision	(16,547)	(803,488)	(1,709,177)	(2,470,039)
Income from sales of non-current assets, investments, and property and equipment, net (1)	118,950	40,663	642,073	89,549
Card marketing expenses	(902,182)	(784,916)	(2,538,026)	(2,226,020)
Other	(1,623,829)	(796,608)	(2,252,045)	(3,080,540)
Total	**(4,160,664)**	**(3,905,667)**	**(11,386,269)**	**(12,810,765)**

(1) Includes gains related to the demutualization of the CIP (Interbank Payments Chamber).

37) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

R$ thousand

	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Income before income tax and social contribution	**6,906,031**	**7,642,955**	**26,752,880**	**24,475,312**
Total burden of income tax and social contribution at the current rates	**(3,107,714)**	**(3,439,330)**	**(12,038,796)**	**(11,013,890)**
Effect of additions and exclusions in the tax calculation:				
Earnings (losses) of associates and joint ventures	167,486	107,120	446,747	285,122
Interest on shareholders' equity	1,190,573	758,288	3,334,876	2,140,698
Other amounts (1) (2)	753,326	896,505	1,892,076	1,483,809
Income tax and social contribution for the period	**(996,329)**	**(1,677,417)**	**(6,365,097)**	**(7,104,261)**
Effective rate	-14.4%	-21.9%	-23.8%	-29.0%

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount in 2021 of R$ (279,528) thousand; (ii) the equalization of the effective rate of non-bank financial companies and companies in the insurance sector, as of 2020, and of non-financial companies, in relation to the stated rate; and (iii) the incentivized deductions; and

(2) On July 28, 2020, Law No. 14,031 was enacted, which changed, as of the 2021 financial year, the tax treatment levied on the exchange rate variation of the portion with risk coverage (hedge) of the investment value in the abroad, registered in accordance with the accrual basis, which must be computed in the determination of the taxable income and on the basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country, in the proportion of: i) 50%, in the year 2021; and ii) 100%, from the year 2022.

b) Composition of income tax and social contribution in the consolidated statement of income

R$ thousand

	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Current taxes:				
Income tax and social contribution payable	(1,794,665)	(1,460,665)	(7,842,453)	(5,098,640)
Deferred taxes:				
Constitution/realization in the period on temporary additions and exclusions	850,884	(407,455)	2,065,752	(1,511,290)
Use of opening balances of:				
Social contribution loss	(109,686)	44,355	(463,820)	(350,565)
Income tax loss	(65,290)	59,339	(505,008)	(442,367)
Addition on:				
Social contribution loss	32,241	29,030	100,836	103,623
Income tax loss	90,187	57,979	279,596	194,978
Total deferred tax expense	**798,336**	**(216,752)**	**1,477,356**	**(2,005,621)**
Income taxes	**(996,329)**	**(1,677,417)**	**(6,365,097)**	**(7,104,261)**

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

R$ thousand

	Balance on 12/31/2021	Expected credit loss associated with credit risk expense	Amount realized	Balance on 09/30/2022
Provisions for credit losses	44,561,831	11,353,224	(6,931,755)	48,983,300
Provision for contingencies	10,409,560	819,210	(1,559,196)	9,669,574
Impairment of securities and investments	3,912,172	322,644	(1,770,022)	2,464,794
Adjustment to fair value of securities	353,503	42	(341,282)	12,263
Other	6,672,640	3,746,812	(2,118,526)	8,300,926
Total deductible taxes on temporary differences	**65,909,706**	**16,241,932**	**(12,720,781)**	**69,430,857**
Income tax and social contribution losses in Brazil and overseas	18,701,919	470,281	(968,828)	18,203,372
Subtotal	**84,611,625**	**16,712,213**	**(13,689,609)**	**87,634,229**
Adjustment to fair value of available-for-sale securities	1,935,615	2,053,850	(833,542)	3,155,923
Total deferred tax assets (1)	**86,547,240**	**18,766,063**	**(14,523,151)**	**90,790,152**
Deferred tax liabilities (1)	8,011,814	2,430,422	(1,255,296)	9,186,940
Net deferred taxes (1)	**78,535,426**	**16,335,641**	**(13,267,855)**	**81,603,212**

				R$ thousand
	Balance on December 31, 2020	Expected credit loss associated with credit risk expense	Amount realized	Balance on 09/30/2021
Provisions for credit losses	45,750,275	5,556,894	(5,714,123)	45,593,046
Provision for contingencies	10,423,896	776,547	(982,082)	10,218,361
Impairment of securities and investments	3,750,503	436,358	(310,696)	3,876,165
Adjustment to fair value of securities	991,069	98,432	(291,271)	798,230
Other	6,570,827	1,781,796	(1,839,924)	6,512,699
Total deductible taxes on temporary differences	**67,486,570**	**8,650,027**	**(9,138,096)**	**66,998,501**
Income tax and social contribution losses in Brazil and overseas	18,609,868	298,601	(792,932)	18,115,537
Subtotal	**86,096,438**	**8,948,628**	**(9,931,028)**	**85,114,038**
Adjustment to fair value of available-for-sale securities	-	1,775,203	-	1,775,203
Total deferred tax assets (1)	**86,096,438**	**10,723,831**	**(9,931,028)**	**86,889,241**
Deferred tax liabilities (1)	10,361,826	1,148,314	(4,516,714)	6,993,426
Net deferred taxes (1)	**75,734,612**	**9,575,517**	**(5,414,314)**	**79,895,815**

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, and were R$7,604,001 thousand in 2022 (R$7,803,779 thousand in 2021).

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On September 30, 2022, there was a total of R$16,536 thousand (R$12,681 thousand as of December 31, 2021) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable under the technical study and analyses made by the Board as required by Bacen.

In view of the short period of validity of the increase in the CSLL rate, determined by Law No. 14,446, of September 2, 2022, it did not have a material impact on the Financial Statements.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

					R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2022	2,455,526	1,841,648	188,214	149,933	4,635,321
2023	10,142,207	8,025,608	266,868	211,080	18,645,763
2024	11,397,745	9,072,655	154,229	159,699	20,784,328
2025	9,996,913	7,961,354	112,732	127,965	18,198,964
2026	3,497,058	2,615,808	1,264,676	980,717	8,358,259
2027	636,945	481,101	2,053,471	1,630,451	4,801,968
2028	245,125	174,204	1,960,035	1,530,085	3,909,449
2029	81,986	53,519	2,051,636	1,614,404	3,801,545
2030	147,236	89,295	1,713,230	1,824,953	3,774,714
2031	326,267	188,657	17,633	191,361	723,918
Total	38,927,008	30,503,849	9,782,724	8,420,648	87,634,229

e) Deferred tax liabilities

	R$ thousand			
	Balance on December 31, 2021	Expected credit loss associated with credit risk expense	Realized/Decrease	Balance on September 30, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	831,054	(1,115,831)	1,539,387
Difference in depreciation	274,687	118,067	(3)	392,751
Judicial deposit	2,326,652	427,918	(109,162)	2,645,408
Other	3,586,311	1,053,383	(30,300)	4,609,394
Total deferred tax expense	**8,011,814**	**2,430,422**	**(1,255,296)**	**9,186,940**

	R$ thousand			
	Balance on December 31, 2020	Expected credit loss associated with credit risk expense	Realized/Decrease	Balance on September 30, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	867,928	(1,861)	1,756,342
Difference in depreciation	232,848	22,525	(5,974)	249,399
Judicial deposit	2,184,863	143,961	(63,916)	2,264,908
Other	2,662,219	113,900	(53,342)	2,722,777
Total deferred liabilities on temporary exclusions	**5,970,205**	**1,148,314**	**(125,093)**	**6,993,426**
Adjustment to fair value of available-for-sale securities	4,391,621	-	(4,391,621)	-
Total deferred tax expense	**10,361,826**	**1,148,314**	**(4,516,714)**	**6,993,426**

Notes to the Consolidated Financial Statements

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

R$ thousand

	On September 30, 2022			On December 31, 2021		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(1,907,440)	750,683	(1,156,757)	(15,789,132)	6,625,497	(9,163,635)
Exchange differences on translations of foreign operations	(47,774)	-	(47,774)	(19,107)	-	(19,107)
Other	18	(8)	10	134,236	(60,406)	73,830
Total	(1,955,196)	750,675	(1,204,521)	(15,674,003)	6,565,091	(9,108,912)

38) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses a variety of accounting information, which includes the proportional consolidation of associates and joint ventures. Accordingly, the information of the segments shown in the following tables was prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen which considers the specific procedures and other provisions of the Financial Institutions Accounting Plan and the total amounts. For the reconciliation of these balances with the international accounting standard in accordance with the pronouncements issued by the IASB, adjustments were made, the main ones being those referring to the expected losses of financial assets, business models, effective interest rate and business combination, as shown in the following tables in the "Settings" column.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and BAC Florida Bank.

No income from transactions with a single customers or counterparty represented 10% of the Company's income in the periods of 2022 and 2021.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

On September 30, 2022 - R$ thousand

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1) Companies (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	111,424,278	27,379,385	286,850	(772,407)	138,318,106	(593,354)	(1,102,253)	15,652,715	152,275,214
Expenses from financial intermediation (4)	(57,077,925)	(22,489,909)	(17)	772,407	(78,795,444)	320,067	2,155,383	(19,618,281)	(95,938,275)
Financial margin	**54,346,353**	**4,889,476**	**286,833**	-	**59,522,662**	**(273,287)**	**1,053,130**	**(3,965,566)**	**56,336,939**
Expected Credit Loss Associated with Credit Risk expense	(19,152,679)	-	-	-	(19,152,679)	43,143	-	7,726,154	(11,383,382)
Gross income from financial intermediation	**35,193,674**	**4,889,476**	**286,833**	-	**40,369,983**	**(230,144)**	**1,053,130**	**3,760,588**	**44,953,557**
Other income from insurance, pension plans and capitalization bonds	-	5,375,599	-	27,472	5,403,071	-	-	404,127	5,807,198
Fee and commission income and income from banking fees	25,020,944	1,277,525	5,740	(27,971)	26,276,238	(3,558,610)	(1,482,143)	(1,093,965)	20,141,520
Personnel expenses	(15,174,564)	(1,752,187)	723	-	(16,926,028)	552,598	-	182,366	(16,191,064)
Other administrative expenses (5)	**(15,220,265)**	**(1,178,008)**	**(5,212)**	**396,164**	**(16,007,321)**	**772,749**	**(482,877)**	**(1,214,989)**	**(16,918,311)**
Tax expenses	(5,136,847)	(858,839)	(13,355)	-	(6,009,041)	479,947	-	-	(5,529,094)
Share of profit (loss) of associates and jointly controlled entities	76,965	79,717	-	-	156,682	877,857	-	(41,769)	992,770
Other operating income / expenses	(7,289,334)	(105,244)	(7,236)	(723,724)	(8,125,538)	807,826	911,890	(635,254)	(7,055,203)
Operating profit/(loss)	**17,470,573**	**7,728,039**	**267,493**	**(328,059)**	**25,138,046**	**(297,777)**	-	**1,361,104**	**26,201,373**
Non-operating income/(expense)	429,081	117,560	-	-	546,641	4,866	-	-	551,507
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(3,901,020)	(3,131,928)	(80,062)	723,724	(6,389,286)	292,911	-	(268,722)	(6,365,097)
Net Income in September 30, 2022	**13,998,634**	**4,713,671**	**187,431**	**395,665**	**19,295,401**			**1,092,382**	**20,387,783**
Total assets	**1,658,019,557**	**369,006,141**	**3,833,747**	**(139,228,602)**	**1,891,630,843**	**(9,975,919)**	**(41,044,880)**	**20,761,979**	**1,861,372,023**
Investments in associates and joint ventures	**68,378,388**	**2,244,398**	**1,234**	**(67,544,083)**	**3,079,937**	**5,115,387**	-	**(71,775)**	**8,123,549**
Total liabilities	**1,468,013,124**	**336,626,050**	**187,504**	**(71,684,517)**	**1,733,142,161**	**(9,975,919)**	**(41,044,880)**	**17,407,846**	**1,699,529,208**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models, and effective interest rates and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

	On September 30, 2021 - R$ thousand								
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1) Companies (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	70,925,026	13,492,029	94,133	(109,186)	84,402,002	(470,136)	971,277	461,684	85,364,827
Expenses from financial intermediation (4)	(20,388,104)	(8,425,231)	(577)	134,035	(28,679,877)	103,628	771,071	(5,534,610)	(33,339,788)
Financial margin	**50,536,922**	**5,066,798**	**93,556**	**24,849**	**55,722,125**	**(366,508)**	**1,742,348**	**(5,072,926)**	**52,025,039**
Expected Credit Loss Associated with Credit Risk expense	(11,158,698)	-	-	-	(11,158,698)	91,041	-	3,673,107	(7,394,550)
Gross income from financial intermediation	**39,378,224**	**5,066,798**	**93,556**	**24,849**	**44,563,427**	**(275,467)**	**1,742,348**	**(1,399,819)**	**44,630,489**
Other income from insurance, pension plans and capitalization bonds	-	3,719,106	-	10,482	3,729,588	-	-	(161,783)	3,567,805
Fee and commission income and income from banking fees	23,539,498	1,345,945	555,912	(434,245)	25,007,110	(3,047,384)	(1,553,250)	(1,089,932)	19,316,544
Personnel expenses	(13,476,979)	(1,498,465)	(260,668)	49	(15,236,063)	479,449	-	130,629	(14,625,985)
Other administrative expenses (5)	**(14,298,416)**	**(1,053,365)**	**(533,922)**	**825,850**	**(15,059,853)**	**1,063,611**	**(276,404)**	**(1,493,101)**	**(15,765,747)**
Tax expenses	(4,736,262)	(739,574)	(85,481)	-	(5,561,317)	437,602	-	-	(5,123,715)
Share of profit (loss) of associates and jointly controlled entities	7,950	63,913	29,774	-	101,637	533,509	-	(1,541)	633,605
Other operating income / expenses	(8,717,095)	(651,693)	133,275	(426,985)	(9,662,498)	426,970	87,306	1,089,828	(8,058,394)
Operating profit/(loss)	**21,696,920**	**6,252,665**	**(67,554)**	-	**27,882,031**	**(381,710)**	-	**(2,925,719)**	**24,574,602**
Non-operating income/(expense)	(135,611)	18,523	15	-	(117,073)	17,783	-	-	(99,290)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(6,570,545)	(2,443,953)	24,586	-	(8,989,912)	363,927	-	1,521,724	(7,104,261)
Net Income in September 30, 2021	14,990,764	3,827,235	(42,953)	-	18,775,046	-	-	(1,403,995)	17,371,051
Total assets on 12/31/2021	1,528,925,332	339,507,745	5,496,706	(157,761,842)	1,716,167,941	(10,131,337)	(38,393,340)	22,568,381	1,690,211,645
Investments in affiliates and joint venture on 12/31/2021	69,781,039	2,354,832	308,539	(70,270,050)	2,174,360	4,980,851	-	355,035	7,510,246
Total liabilities on 12/31/2021	1,347,978,306	305,177,768	1,284,525	(87,491,792)	1,566,948,807	(10,131,337)	(38,393,340)	23,191,709	1,541,615,839

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models and effective interest rate and business combinations;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Icludes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

Additionally, in compliance with the provisions of article 11 of CMN Resolution 4,818, we highlight, as shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB, the main ones being: (i) expected losses on financial assets; (ii) business models; (iii) effective interest rate; and (iv) business combination.

39) TRANSACTIONS WITH RELATED PARTIES

Related-party transactions (direct and indirect) are disclosed according to IAS 24, the Company has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Assets								
Loans and advances to banks	-	-	-	431,132	-	-	-	431,132
Securities and derivative financial instruments	157,250	113,137	261,377	246,293	-	-	418,627	359,430
Loans and other assets	17	11	796,115	127,391	197,903	186,714	994,035	314,116
Liabilities								
Customer and financial institution resources	2,954,326	3,449,443	423,572	739,151	608,979	296,736	3,986,877	4,485,330
Securities and subordinated debt securities	17,049,769	14,179,462	-	-	900,948	763,057	17,950,717	14,942,519
Derivative financial instruments	-	-	-	34,815	-	-	-	34,815
Other liabilities (4)	704,768	54,732	13,746,512	12,285,329	33,084	30,737	14,484,364	12,370,798

R$ thousand

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	For the nine month period ended September 30							
	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and expenses		-		-		-		-
Net interest income	(1,760,715)	(448,824)	(20,629)	(22,402)	(107,485)	(26,927)	(1,888,829)	(498,153)
Income from services provided	122	130	119,823	73,382	27	138	119,972	73,650
Other expenses net of other operating revenues	56,584	47,596	(1,464,208)	(1,230,181)	(392,204)	26,677	(1,799,828)	(1,155,908)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 13;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity and dividends payable.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2022, the maximum amount of R$778,650 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$554,872 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB shares issued by BBD Participações S.A. and/or PN shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Salaries	189,623	103,159	574,063	494,279
Total	189,623	103,159	574,063	494,279

Post-employment benefits

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2022	2021	2022	2021
Defined contribution supplementary pension plans	130,367	109,313	374,149	313,651
Total	130,367	109,313	374,149	313,651

The Company has no long-term benefits or for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b) Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

Direct ownership	On September 30, 2022	On December 31, 2021
Common shares	0.34%	0.33%
Preferred shares	0.81%	0.80%
Total shares (1)	0.57%	0.57%

(1) On September 30, 2022, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.63% of common shares, 0.85% of preferred shares and 1.74% of all shares (on December 31, 2021 – 2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares).

40) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company's action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

- First line, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
- Second line, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
- Third line, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

[1] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution's Board of Executive Officers, with the terms of the RAS.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Capital, Liquidez, Rentabilidade, Crédito, Mercado, Operacional, Reputação, Modelo e Riscos Qualitativos.

Risk and Capital Management Structures

Risk and capital management structures also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in decision-making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

COGIRAC are supported by the following executive committees: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber Executive Committee and d) Risk Management, Actuarial Control and Compliance of Bradesco Seguros. In addition, it also is supported by the Products and Services Executive Committee and the executive committees in business areas, which, among other duties, suggest exposure thresholds for their respective risks and prepare mitigation plans to be submitted to COGIRAC and to the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company's risk management and occasionally propose improvements and challenge the Organization's risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

The Organization's Board of Directors has approved the information disclosed in this report regarding the description of the structure risk management and the structure capital management.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of specific events and circumstances on capital, on liquidity or on the value of a particular portfolio of the Company.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. The scenarios and results are discussed and approved by the Stress Testing Technical Commission - COTES, being validated by COGIRAC. Afterwards, they are submitted for assessment by the Risk Committee and deliberated by the Board of Directors, which beyond these scenarios and results of the stress tests, is the responsible for the approval of the program and for the directives to be followed.

40.1. Capital Management

The Organization manages capital involving the control and business areas, in accordance with the guidelines of the Executive Board and the Board of Directors and has a governance structure

composed of Commissions, Committees and the highest body is the Board of Directors.

The Controllership Department is responsible for complying with the determinations of the Central Bank of Brazil, relevant to capital management activities and for supporting the Senior Management with analyzes and projections of the availability and need for capital, identifying threats and opportunities that contribute to the planning sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company's strategic goals to support the risks inherent to its activities.

In this way, it adopts a forward-looking stance, of three years, when elaborating its capital plan, anticipating the need for capital, as well as establishing procedures and contingency actions to be considered in adverse scenarios, taking into account possible changes in the conditions of the regulatory, economic and business environment in which it operates.

To permanently ensure a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the company maintains periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to the market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Organization's capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company's regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation, such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousand	
	Basel III	
	On September 30, 2022	On December 31, 2021
	Prudential	
Regulatory capital - values		
Common equity	119,903,004	119,106,689
Level I	134,270,511	130,565,269
Reference Equity - RE	156,322,234	150,236,230
Excess of resources invested in permanent assets	-	-
PR Highlight	-	-
Risk-weighted assets (RWA) - amounts		
Total RWA	988,412,137	953,325,685
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	12.1%	12.5%
Level 1 Index	13.6%	13.7%
Basel Ratio	15.8%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.00%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.00%
Excess Margin of Common Equity	4.13%	4.99%
Leverage Ratio (AR)		
Total exposure	1,774,994,359	1,530,418,615
AR	7.6%	8.5%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	207,869,713	177,885,181
Total net cash outflow	119,004,274	128,779,954
LCR	174.7%	138.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	872,617,110	803,600,023
Stable resources required (RSF)	719,140,462	686,072,267
NSFR	121.3%	117.1%

(1) Failure to comply with ACP rules causes restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2. Credit risk

Credit risk refers to the possibility of losses associated with the borrower's or counterparty's failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty's noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company continuously maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty's exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company's to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CTF – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management, the Company performs the calculation of economic capital for credit risk, in order to contemplate the portfolio of derivatives segragated by the counterpart both for the definition of the EAD (Exposure at Default) and the CVA (Credit Value Adjustment).

Also in this context, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty's risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWA_{CPAD}) has been updated following the Central Bank of Brazil's Circular No. 3,904/18.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least

once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure continuously reviews the internal processes, including the roles and responsibilities and it training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

The Company's strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation

or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,327 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers' compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company's economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior, this is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment

executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Company's credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that bring current the values overdue and whose internal ratings migrated to medium risk; and
- Re-categorization from stage 2 to stage 1: Financial assets that bring current the values overdue and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

				R$ thousand
	On September 30, 2022		On December 31, 2021	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets		-		-
Cash and balances with banks (Note 5)	132,474,522	-	108,601,632	-
Financial assets at fair value through profit or loss (Note 6)	300,840,744	-	336,560,965	-
Financial assets at fair value through other comprehensive income (Note 8) (1)	210,649,910	(615,981)	193,516,537	(393,685)
Loans and advances to banks (Note 10)	154,308,034	(36,035)	83,497,010	(70,194)
Loans and advances to customers (Note 11)	651,371,072	(46,130,566)	613,833,607	(40,800,985)
Securities at amortized cost (Note 9)	215,345,728	(2,958,528)	184,346,938	(5,527,663)
Other financial assets (Note 16)	101,838,641	-	64,411,451	-
Other financial instruments with credit risk exposure				-
Loan Commitments (Note 11 and 24)	318,056,287	(2,978,082)	310,337,059	(3,315,190)
Financial guarantees (Note 11 and 24)	92,485,395	(1,337,227)	83,467,093	(2,066,167)

	R$ thousand			
	On September 30, 2022		On December 31, 2021	
Total risk exposure	2,177,370,333	(54,056,419)	1,978,572,292	(52,173,884)

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Largest borrower	0.8%	0.7%
10 largest borrowers	6.2%	6.0%
20 largest borrowers	9.1%	9.2%
50 largest borrowers	13.1%	14.0%
100 largest borrowers	16.4%	17.8%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousand			
	On September 30, 2022	%	On December 31, 2021	%
Public sector	**6,116,835**	**0.9**	**6,274,554**	**1.0**
Oil, derivatives and aggregate activities	4,179,334	0.6	4,419,138	0.7
Production and distribution of electricity	1,141,032	0.2	1,306,448	0.2
Other industries	796,469	0.1	548,968	0.1
Private sector	**645,254,237**	**99.1**	**607,559,053**	**99.0**
Companies	**291,469,734**	**44.7**	**287,216,857**	**46.8**
Real estate and construction activities	25,369,352	3.9	23,708,445	3.9
Retail	45,578,358	7.0	42,151,968	6.9
Services	58,214,093	8.9	49,027,498	8.0
Transportation and concession	27,393,960	4.2	26,937,082	4.4
Automotive	12,872,528	2.0	12,660,961	2.1
Food products	14,117,767	2.2	17,426,747	2.8
Wholesale	19,508,838	3.0	22,341,759	3.6
Production and distribution of electricity	6,656,531	1.0	7,555,587	1.2
Siderurgy and metallurgy	8,922,116	1.4	9,398,330	1.5
Sugar and alcohol	7,683,310	1.2	7,213,887	1.2
Other industries	65,152,881	10.0	68,794,593	11.2
Individuals	**353,784,503**	**54.3**	**320,342,196**	**52.2**
Total portfolio	**651,371,072**	**100.0**	**613,833,607**	**100.0**
Impairment of loans and advances	(46,130,566)		(40,800,985)	
Total of net loans and advances to customers	**605,240,506**		**573,032,622**	

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally,

collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

				R$ thousand
	On September 30, 2022		On December 31, 2021	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	**297,586,569**	**120,831,698**	**293,491,411**	**113,682,742**
Stage 1	265,620,668	111,564,851	255,289,107	100,979,275
Stage 2	9,631,833	3,975,221	14,119,637	5,262,230
Stage 3	22,334,068	5,291,626	24,082,667	7,441,237
Individuals	**353,784,503**	**224,586,367**	**320,342,196**	**201,350,955**
Stage 1	296,037,177	196,651,382	272,635,668	175,139,469
Stage 2	26,772,726	21,190,259	23,075,748	18,991,289
Stage 3	30,974,600	6,744,726	24,630,780	7,220,197
Total	**651,371,072**	**345,418,065**	**613,833,607**	**315,033,697**

(1) Of the total balance of loan operations, R$422,134,381 thousand (2021 – R$407,457,210 thousand) refers to operations without guarantees.

40.3. Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company's financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company's exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Company has specific rules to regulate the market risk management process, as follows:

- Classification of Operations;
- Reclassification of Operations;
- Trading of Public or Private Securities;
- Use of Derivatives; and
- Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business' characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all financial instruments held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

- Value at Risk (VaR);
- Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
- Income; and
- Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group's other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

- Variation of economic value due to the variation in the interest rate – ΔEVE (Economic Value of Equity); and
- Variation of the net revenue of interest due to the variation in the rate of interest – ΔNII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company's positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company's economists based on historical and prospective data for the risk factors in which the Company portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio

foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company's income, respectively, according to scenarios prepared by the Company's economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company's investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company's variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting mark-to-market models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Company's validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the fair value process are adopted by the Company:

- Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;
- Frequency: the formalized fair value criteria are applied on a daily basis;
- Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
- Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
- Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

On December 2014, the National Monetary Council published Resolution No. 4,389, which amended Resolution No. 4,277. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at fair value and guidelines for the application of prudential adjustments for such instruments. The Company aligned with these resolutions' guidelines, including applying due prudential adjustments required by the regulation.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco's Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

- control and classify the transactions, respecting the exposure and risk limits in effect;
- alter, modify or revert positions due to changes in the market and to operational strategies; and
- reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Cash flow Hedge

Bradesco maintain cash flow hedges. See more details in Note 7.

Standardized and "Continuous Use" Derivatives

Company's Treasury Department may use standardized (traded on an exchange) and "continuous use" (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as "continuous use" are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as "continuous use" or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors				R$ thousand
	On September 30, 2022		On December 31, 2021	
	Assets	Liabilities	Assets	Liabilities
Fixed rates	20,202,289	21,944,336	20,275,172	20,715,581
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	3,562,589	3,625,691	1,846,722	2,070,566
Exchange coupon	984,055	1,138,264	678,168	512,390
Foreign Currency	3,999,833	4,131,920	4,391,453	4,331,762
Equities	2,831,686	2,888,475	759,476	766,892
Sovereign/Eurobonds and Treasuries	4,971,822	5,169,133	7,510,094	4,163,177
Other	655,491	879,032	3,101,740	120,963
Total	**37,207,765**	**39,776,851**	**38,562,826**	**32,681,331**

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$9,677 thousand in the ended of the nine

month period ended September 30, 2022, with *IGP-M/IPCA* as the largest risk factor participation of the portfolio.

Risk factors	R$ thousand	
	On September 30, 2022	On December 31, 2021
Fixed rates	3,019	1,693
IGPM/IPCA	7,805	2,008
Exchange coupon	71	21
Foreign Currency	2,471	951
Sovereign/Eurobonds and Treasuries	5,621	450
Equities	2,198	3,049
Other	1,305	2,828
Correlation/diversification effect	(12,814)	(7,404)
VaR at the end of the year	**9,676**	**3,596**
Average VaR in the year	12,359	6,903
Minimum VaR in the year	7,284	3,404
Maximum VaR in the year	18,891	14,044

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand			
	On September 30, 2022		On December 31, 2021	
	VaR	Stressed	VaR	Stressed
Interest rate	26,937	44,374	10,088	17,594
Exchange rate	15,196	16,343	27,428	31,810
Commodity price (Commodities)	2,382	2,300	545	375
Equities	7,704	8,237	888	1,465
Correlation/diversification effect	(14,467)	(18,284)	(8,222)	(10,558)
VaR at the end of the year	**37,752**	**52,970**	**30,727**	**40,686**
Average VaR in the year	61,476	72,355	42,536	78,238
Minimum VaR in the year	37,752	52,971	16,387	27,433
Maximum VaR in the year	95,134	105,414	78,527	129,975

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

[2] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, exceeded the respective VaR with a 99% confidence level two times in the hypothetical view and once in the effective view, in September/2022. In June, 2022, the daily results corresponding to the last 250 business days exceed their VaR with a 99% confidence level three times.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects.

	R$ thousand	
	On September 30, 2022	On December 31, 2021
At the end of the year	107,723	65,677
Average in the year	136,124	140,512
Minimum in the year	71,594	65,677
Maximum in the year	233,881	247,487

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2021, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

R$ thousand

		Trading Portfolio (1) Scenarios					
		On September 30, 2022			On December 31, 2021		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(84)	(26,886)	(52,584)	(273)	(72,496)	(137,888)
Price indexes	Exposure subject to variations in price index coupon rates	(3,385)	(52,547)	(112,574)	(2,069)	(58,427)	(115,254)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(5)	(650)	(1,289)	(1)	(18)	(36)
Foreign currency	Exposure subject to exchange rate variations	776	19,396	38,792	(373)	(9,334)	(18,668)
Equities	Exposure subject to variation in stock prices	378	9,462	18,924	(47)	(1,177)	(2,355)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	56	6,430	12,582	(363)	(3,114)	(6,295)
Other	Exposure not classified in other definitions	(57)	(1,093)	(2,185)	(436)	(2,387)	(4,765)
Total excluding correlation of risk factors		**(2,321)**	**(45,888)**	**(98,334)**	**(3,562)**	**(146,953)**	**(285,261)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 334bps and 650bps (scenarios 2 and 3 respectively) in Sep/2022 (Dec/2021 - the values were approximately 287 bps and 560 bps in scenarios 2 and 3 respectively).

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

R$ thousand

		Trading and Banking Portfolios (1) Scenarios					
		On September 30, 2022			On December 31, 2021		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(6,360)	(2,520,197)	(5,165,517)	(13,603)	(3,642,541)	(7,039,005)
Price indexes	Exposure subject to variations in price index coupon rates	(20,677)	(1,972,020)	(3,602,645)	(26,327)	(3,142,601)	(5,586,279)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,406)	(163,646)	(310,278)	(1,488)	(70,758)	(138,972)
Foreign currency	Exposure subject to exchange rate variations	(1,207)	(30,184)	(60,369)	(5,539)	(138,469)	(276,938)
Equities	Exposure subject to variation in stock prices	(35,210)	(880,228)	(1,760,457)	(21,015)	(525,366)	(1,050,731)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(6,517)	(40,678)	(67,991)	(1,933)	(71,314)	(140,945)
Other	Exposure not classified in other definitions	(150)	(3,409)	(6,817)	(439)	(2,809)	(5,610)
Total excluding correlation of risk factors		**(71,527)**	**(5,610,364)**	**(10,974,074)**	**(70,344)**	**(7,593,858)**	**(14,238,480)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 277bps and 534bps (scenarios 2 and 3 respectively) in Sep/2022 (Dec/2021 - the values were approximately 280 bps and 570 bps in scenarios 2 and 3 respectively).

40.4. Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

- **Information on the Liquidity Coverage Ratio (LCR):** A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
- **Net Stable Funding Ratio (NSFR):** A measure of the sufficiency of structural funding to finance long-term assets in the balance sheet of the Company;
- Loss of deposits to different time horizons;
- Maps of concentration of funding in different visions (product, term and counterpart); and
- Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

- Diversification of funding as to the counterpart, product and term;
- Adoption of managerial limits of liquidity, in addition to those required by the regulator;
- Prior analysis of products which may affect the liquidity before their implementation; and
- Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

- Daily distribution of liquidity control instruments;
- Automatic intraday update of liquidity reports for the proper management of the Treasury Department;
- Preparation of reports with past and future movements, based on scenarios;
- Daily verification of compliance with the minimum liquidity level;
- Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and
- Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

							R$ thousand
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on September 30, 2022	Total on December 31, 2021
Deposits from banks	239,188,791	21,356,494	22,233,138	14,957,643	4,682,118	302,418,184	266,503,096
Deposits from customers	198,461,924	26,210,223	124,742,212	292,564,944	866,803	642,846,106	625,042,668
Securities issued	3,937,343	4,764,689	75,797,412	125,224,748	22,224,328	231,948,520	189,015,450
Subordinated debt	30,121	6,057,202	7,618,026	17,016,169	67,541,453	98,262,971	82,258,917
Other financial liabilities (1)	92,954,083	17,280,286	4,104,525	7,366,022	2,298,918	124,003,834	86,407,304
Total liabilities on September 30, 2022	**534,572,262**	**75,668,894**	**234,495,313**	**457,129,526**	**97,613,620**	**1,399,479,615**	
Total liabilities on December 31, 2021	**486,910,254**	**82,535,609**	**165,622,679**	**456,861,983**	**57,296,910**		**1,249,227,435**

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

							R$ thousand
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on September 30, 2022	Total on December 31, 2021
Differential of swaps payable	129,933	512,570	509,973	3,376,023	94,733	4,623,232	9,630,031
Non-deliverable forwards	5,232,767	225,897	317,060	222,796	-	5,998,520	1,248,172
• Purchased	2,633,080	75,438	244,013	220,805	-	3,173,336	902,356
• Sold	2,599,687	150,459	73,047	1,991	-	2,825,184	345,816
Premiums of options	274,213	11,904	55,518	385,918	103,721	831,274	1,092,043
Other	1,330,078	221,567	298,180	192,891	-	2,042,716	765,400
Total of derivative liabilities on September 30, 2022	**6,966,991**	**971,938**	**1,180,731**	**4,177,628**	**198,454**	**13,495,742**	
Total of derivative liabilities on December 31, 2021	**4,497,658**	**244,405**	**1,323,317**	**4,841,322**	**1,828,944**		**12,735,646**

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Company segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

R$ thousand

	Current			Non-current				
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total on September 30, 2022	Total on December 31, 2021
Assets								
Cash and balances with banks	132,474,522	-	-	-	-	-	132,474,522	108,601,632
Financial assets at fair value through profit or loss	5,353,591	23,015,383	22,200,421	164,287,220	66,548,994	19,435,135	300,840,744	336,560,965
Financial assets at fair value through other comprehensive income	1,894,516	18,822,455	25,432,207	118,599,225	36,524,195	9,377,312	210,649,910	193,516,537
Loans and advances to customers, net of impairment	80,055,881	142,686,821	92,027,494	215,265,878	75,204,432	-	605,240,506	573,032,622
Loans and advances to banks, net of impairment	133,944,567	14,592,832	3,787,839	1,946,761	-	-	154,271,999	83,426,816
Securities, net of provision for losses	1,061,905	6,722,910	14,980,023	113,188,513	76,433,849	-	212,387,200	178,819,275
Other financial assets (1)	89,993,592	583,911	214,673	7,515,570	3,530,895	-	101,838,641	64,411,451
Total financial assets on September 30, 2022	**444,778,574**	**206,424,312**	**158,642,657**	**620,803,167**	**258,242,365**	**28,812,447**	**1,717,703,522**	
Total financial assets on December 31, 2021	**360,610,269**	**181,619,226**	**145,785,472**	**555,528,931**	**267,641,015**	**27,184,385**		**1,538,369,298**
Liabilities								
Financial liabilities at amortized cost							-	
Deposits from banks	256,489,465	34,145,096	11,955,392	13,013,497	3,143,023	-	318,746,473	279,009,280
Deposits from customers (2)	209,847,012	46,966,003	90,528,919	240,372,329	276,946	-	587,991,209	569,726,250
Securities issued	4,892,725	25,042,122	53,230,905	111,523,308	15,886,919	-	210,575,979	166,228,542
Subordinated debt	30,082	11,059,385	1,826,344	24,756,414	4,185,232	14,367,507	56,224,964	54,451,077
Other financial liabilities (3)	92,954,083	17,280,286	4,104,525	7,366,022	2,298,918	-	124,003,834	86,407,304
Financial liabilities at fair value through profit or loss	106,492	2,061,602	76,326	158,895	14,465,422	-	16,868,737	14,265,283
Other financial instruments with credit risk exposure	-	-	-	-	-	-	-	-
Loan Commitments	-	-	-	2,978,082	-	-	2,978,082	3,315,190
Financial guarantees	-	-	-	1,337,227	-	-	1,337,227	2,066,167
Insurance technical provisions and pension plans (2)	256,220,260	-	-	52,913,549	-	-	309,133,809	286,386,634
Total financial liabilities on September 30, 2022	**820,540,119**	**136,554,494**	**161,722,411**	**454,419,323**	**40,256,460**	**14,367,507**	**1,627,860,314**	
Total financial liabilities on December 31, 2021	**752,023,798**	**142,003,036**	**102,840,129**	**432,699,909**	**20,830,275**	**11,458,580**		**1,461,855,727**

(1) Includes, basically, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;

(2) Demand deposits, savings deposits and technical provisions for insurance and pension plans, represented by "VGBL" and "PGBL" products, are classified within 1 to 30 days, without considering the historical average turnover; and

(3) Basically includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

				R$ thousand
	Current	Non-current	Total on September 30, 2022	Total on December 31, 2021
Assets				
Total financial assets	809,845,543	907,857,979	1,717,703,522	1,538,369,298
Non-current assets held for sale	1,257,834	-	1,257,834	1,196,272
Investments in associated companies	-	8,123,549	8,123,549	7,557,566
Premises and equipment, net	-	12,037,027	12,037,027	13,513,105
Intangible assets and goodwill, net	-	17,480,166	17,480,166	14,911,007
Taxes to be offset	5,962,167	6,457,947	12,420,114	13,286,829
Deferred income tax liabilities	25,420,798	57,765,353	83,186,151	78,743,461
Other assets	7,088,277	2,075,383	9,163,660	7,994,655
Total non-financial assets	39,729,076	103,939,425	143,668,501	137,202,895
Total assets on September 30, 2022	849,574,619	1,011,797,404	1,861,372,023	
Total assets on December 31, 2021	701,067,237	974,504,956		1,675,572,193
Liabilities				
Total financial liabilities	1,118,817,024	509,043,290	1,627,860,314	1,461,855,727
Other reserves	5,627,073	17,670,853	23,297,926	25,536,619
Current income tax liabilities	2,969,813	-	2,969,813	2,059,223
Deferred income tax liabilities	-	1,582,939	1,582,939	208,035
Other liabilities	41,765,290	2,052,926	43,818,216	35,683,882
Total non-financial liabilities	50,362,176	21,306,718	71,668,894	63,487,759
Total equity	-	161,842,815	161,842,815	150,228,707
Total equity and liabilities on September 30, 2022	1,169,179,200	692,192,823	1,861,372,023	
Total equity and liabilities on December 31, 2021	1,037,472,691	638,099,502		1,675,572,193

40.5. Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

- Level 1

  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

  Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

  Valuation uses unobservable inputs that are supported by little or no market activity and that are

significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the spreads of credit that vary between 2% and 10%.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand			
	On September 30, 2022			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**230,489,124**	**49,362,067**	**627,883**	**280,479,074**
Brazilian government securities	199,502,138	5,811,289	2	205,313,429
Corporate debt and marketable equity securities	16,755,291	10,393,330	626,507	27,775,128
Bank debt securities	1,778,393	33,157,448	-	34,935,841
Mutual funds	11,571,262	-	1,374	11,572,636
Foreign governments securities	746,276	-	-	746,276
Brazilian sovereign bonds	135,764	-	-	135,764
Derivatives	**(1,673,098)**	**5,702,556**	**(536,525)**	**3,492,933**
Derivative financial instruments (assets)	6,749,508	13,529,825	82,337	20,361,670
Derivative financial instruments (liabilities)	(8,422,606)	(7,827,269)	(618,862)	(16,868,737)
Financial assets at fair value through other comprehensive income	**201,217,210**	**8,093,482**	**1,339,218**	**210,649,910**
Brazilian government securities	171,448,257	-	22,467	171,470,722
Corporate debt securities	1,119,146	5,754,996	417,040	7,291,182
Bank debt securities	4,640,736	514,719	-	5,155,455
Brazilian sovereign bonds	9,393,585	289,264	-	9,682,849
Foreign governments securities	7,961,653	-	-	7,961,653
Mutual funds	2,404,714	-	1,026	2,405,740
Marketable equity securities and other stocks	4,249,119	1,534,503	898,685	6,682,307
Total	**430,033,236**	**63,158,105**	**1,430,576**	**494,621,917**

	R$ thousand			
	On December 31, 2021			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**282,270,032**	**31,627,903**	**478,305**	**314,376,240**
Brazilian government securities	252,536,563	6,487,867	2	259,024,432
Corporate debt and marketable equity securities	17,359,614	5,930,123	476,929	23,766,666
Bank debt securities	1,411,890	19,209,913	-	20,621,803
Mutual funds	9,965,220	-	1,374	9,966,594
Foreign governments securities	689,293	-	-	689,293
Brazilian sovereign bonds	307,452	-	-	307,452
Derivatives	**(220,868)**	**8,491,757**	**(351,447)**	**7,919,442**
Derivative financial instruments (assets)	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Financial assets at fair value through other comprehensive income	**185,980,783**	**6,119,925**	**1,415,829**	**193,516,537**
Brazilian government securities	155,835,878	13,225	25,784	155,874,887
Corporate debt securities	1,523,253	4,069,087	543,011	6,135,351
Bank debt securities	5,603,539	534,110	-	6,137,649
Brazilian sovereign bonds	8,885,505	-	-	8,885,505
Foreign governments securities	6,659,985	-	-	6,659,985
Mutual funds	2,126,928	-	1,026	2,127,954
Marketable equity securities and other stocks	5,345,695	1,503,503	846,008	7,695,206
Total	**468,029,947**	**46,239,585**	**1,542,687**	**515,812,219**

Derivative Assets and Liabilities

The Company's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2020	**319,434**	**256,103**	**19,295**	**(246,472)**	**348,360**
Included in the result	93,992	26,671	-	-	120,663
Included in other comprehensive income	-	23,058	-	-	23,058
Acquisitions	45,105	-	56,114	(154,327)	(53,108)
Write-offs	(28,306)	(47,001)	-	-	(75,307)
Transfer to other levels (1)	-	248,838	-	-	248,838
On September 30, 2021	**430,225**	**507,669**	**75,409**	**(400,799)**	**612,504**
On December 31, 2021	**478,305**	**1,415,829**	**179,504**	**(530,951)**	**1,542,687**
Included in the result	154,106	(10,901)	-	-	143,205
Included in other comprehensive income	-	45,398	-	-	45,398
Acquisitions	157,043	119,824	-	(87,911)	188,956
Write-offs	(62,382)	(139,988)	(97,167)	-	(299,537)
Transfer to other levels (1)	(99,189)	(90,944)	-	-	(190,133)
On September 30, 2022	**627,883**	**1,339,218**	**82,337**	**(618,862)**	**1,430,576**

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

			R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Interest and similar income	19,365	23,428	42,793
Net trading gains/(losses) realized and unrealized	74,627	26,302	100,929
Total on September 30, 2021	**93,992**	**49,730**	**143,722**
Interest and similar income	14,433	(10,901)	3,532
Net trading gains/(losses) realized and unrealized	139,673	45,398	185,071
Total on September 30, 2022	**154,106**	**34,497**	**188,603**

Sensitivity analysis for financial assets classified as Level 3

						R$ thousand
	On September 30, 2022					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	(0)	(23)	(46)	(6)	(1,301)	(2,441)
Price indexes	-	-	-	(92)	(12,994)	(24,136)
Exchange coupon	-	-	-	(6)	(764)	(1,485)
Foreign currency	-	-	-	177	4,423	8,847
Equities	3,418	85,439	170,878	5,302	132,549	265,099

						R$ thousand
	On December 31, 2021					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	(0)	(31)	(60)	(6)	(1,397)	(2,503)
Price indexes	(16)	(2,015)	(3,898)	(0)	(0)	(0)
Equities	(1,652)	(41,311)	(82,622)	(4,653)	(116,323)	(232,647)

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

					R$ thousand
	On September 30, 2022				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	154,318,223	-	154,318,223	154,271,999
· Customers	-	-	637,518,207	637,518,207	651,371,072
Securities at amortized cost	104,203,311	99,672,177	9,945,875	213,821,363	215,345,728
Financial liabilities					
Deposits from banks	-	-	317,873,397	317,873,397	318,746,473
Deposits from customers	-	-	589,244,811	589,244,811	587,991,209
Securities issued	-	-	205,126,129	205,126,129	210,575,979
Subordinated debt	-	-	58,174,008	58,174,008	56,224,964

					R$ thousand
	On December 31, 2021				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	83,440,721	-	83,440,721	83,426,816
· Customers	-	-	607,725,289	607,725,289	613,833,607
Securities at amortized cost	88,656,980	80,968,974	10,450,308	180,076,262	184,346,938
Financial liabilities					
Deposits from banks	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	55,756,684	55,756,684	54,451,077

(1) The amounts of loans and advances are presented net of the allowance for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 9 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

40.6. Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company's expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company's estimates.

Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows that the Organization does not have to deal with claims events.In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated. In addition, the Board of Risk Management, Internal Controls and Compliance, Privacy and Data Management, an integral part of the framework of risk management, have as one of their main tasks, the structuring of internal models for underwriting risk and the calculation of regulatory capital for these businesses, and to certify the technical provisions, in addition to evaluating the impact of new products in the risk capital of the Company.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Company must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR) or the Provision for Events/Claims Occurred and Not Reported (PEONA) in the case of health insurance. The estimated cost of claims includes direct expenses to be incurred when settling them.
In this way, giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different from the original technical provision.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's

future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company's product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with property insurance

The risks associated with property insurance include, among others:

- Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
- Unpredictable claims arising from an isolated risk;
- Inaccurate pricing or inadequate underwriting of risks;
- Inadequate reinsurance policies or risk transfer techniques; and
- Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main property insurance business lines are summarized as follows:

- Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
- Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

The main risks associated with Life insurance and Private Pension Plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and private pension plans include:

- Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
- Policyholder's behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

- Group Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
- Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

- Variations in cause, frequency and severity of indemnities of claims compared to expectations;
- Unforeseen claims resulting from isolated risk;
- Incorrect pricing or inadequate subscription of risks; and
- Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Risk management of property insurance, life and pension insurance and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Techinacal Superintendent of Actuary and Statistics. The Technical Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life and pension insurance and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company's historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life and pension insurance, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Risk Concentration

The Company operates throughout the national territory, so that potential exposures to risk

concentration are monitored through management reports where the results of contracts sold within the scope of the business by branch atuation are observed. The table below shows the concentration of risks, based on the amounts of premiums written net of reinsurance, cancellations and social security contributions:

Segments	R$ thousand	
	On September 30, 2022	On September 30, 2021
Non-Life	6,165,595	4,499,167
Life	8,285,004	7,097,263
Health (Health and Dental)	20,661,406	18,610,380
Pension plans	25,600,402	21,454,439

Sensitivity test

The objective of the sensitivity test is to measure the impact on the result and shareholders' equity of the Company, if isolated reasonably possible changes occur, in assumptions inherent to their operations that might be affected due to the process of risk underwriting and that are considered relevant to the balance sheet date.

As risk factors, the following significant assumptions were identified:

- Risk-free interest rate – represents the minimum level of return expected by the Company of pension products. The test evaluated the impact of a reduction in the curve of the related interest free of risk;
- Longevity (Improvement) – represents the life expectancy of an individual, based on the year of their birth, current age and other demographic factors, including sex. The test evaluated the impact of an increase on the estimate of improvement in life expectancy for annuity contracts;
- Conversion into income – The test evaluated the impact of an increase on the rate of conversion of pension products into income for annuity contracts; and
- Claims ratio – is the main indicator of insurance contracts and is equivalent to the ratio between expenses and income that the Company received by contract. The test evaluated the impact of an increase on the claims ratio.

Results of sensitivity testing

The sensitivity test for insurance for people, life insurance with survivor protection, individual life insurance was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below:

The table below shows the result of the sensitivity test of life insurance with survivor protection, pension and individual life insurance, considering variations in assumptions:

	R$ thousand		
	On September 30, 2022		
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0,2%	+ 5 p.p.
Total	(206,049)	(63,972)	(28,415)

The table below shows the result of the sensitivity test for personal insurance, except individual life, considering variations in assumptions:

		R$ thousand
	On September 30, 2022	
	Interest rate	Longevity (improvement)
Percentage adjustment to each assumption:	Variation of -5%	0,2%
Total	(13,979)	10,033

For Non-Life, life (except individual Life) and Health insurance, including dental, the table below shows the result if there was an increase in the loss ratio by 1 percentage point in the last nine months of the calculation base date:

Segments				R$ thousand
	Gross of reinsurance		Net of reinsurance	
	On September 30, 2022	On September 30, 2021	On September 30, 2022	On September 30, 2021
Non-Life	(30,749)	(23,919)	(30,595)	(23,815)
Life	(23,953)	(19,494)	(23,851)	(19,416)
Health (Health and Dental)	(121,902)	(102,357)	(121,902)	(102,357)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company's financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management's view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible incurrence of losses in value of financial assets and reinsurance assets, as a consequence of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Company.

This risk may materialize in different ways, among others.

- Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
- Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
- Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders' equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor's and Moody's. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.
In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing all the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk.

The Bradesco Company's policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

40.7. Operational risk

Operational risk is represented by possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or resulting from fraud or external events.

Operational Risk Management Process

The Organization adopts the Three Lines model, which consists of identifying and assigning specific responsibilities to the Premises so that the essential tasks of operational risk management are carried out in an integrated and coordinated manner. To this end, the following activities are carried out:

- Identify, assess and monitor the operational risks inherent to the Organization's activities;
- Evaluate the operational risks inherent to new products and services in order to adapt them to legislation and procedures and controls;
- Mapping and processing operational loss records to compose the internal database;
- Provide analyzes that provide quality information to the Premises, with a view to improving operational risk management;
- Evaluate scenarios and indicators for the purpose of composing the economic capital and improving the Organization's risk maps;
- Assess and calculate the need for regulatory and economic capital for operational risk; and
- Report operational risk and its main aspects in order to support the Organization's strategic decisions.

These procedures are supported by a system of internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Organization.

41) SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsored for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), which had its sponsorship withdrawal process approved by PREVIC Ordinance No. 780, of August 23, 2022, both managed by MultiBRA – Pension Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses related to contributions in the nine month period ended September 30, 2022 were R$843,439 thousand (R$728,231 thousand in 2021).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including Health insurance, Dental Care, Life and Personal Accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in the nine month period ended September 30, 2022, R$3,990,529 thousand (R$3,463,517 thousand in 2021).

42) OTHER INFORMATION

1. The recent conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

   Bradesco's Management has been following up and monitoring the situation and, to date, no relevant direct impacts have been identified.

2. On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the foreign exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of 100%, from the fiscal year of 2022.

3. On February 25, 2022, Bradesco communicated to its shareholders, customers and the market in general that, through its subsidiary, Bradescard Elo Participações S.A. (Bradescard Elo), concluded the acquisition of 49.99% of the share capital of Banco Digio. For the acquisition, Bradescard Elo paid the amount of R$645 million, indirectly holding 100% of Digio's capital stock. This acquisition reinforces Bradesco Organization's strategy of expanding the offer of financial services through digital platforms.

   Bradesco obtained approval for the acquisition of Digio by CADE (Administrative Defense Council) on 11/24/21 and by BACEN (Banco Central do Brasil) on 02/04/22.

   Bradesco paid R$645,060 thousand for this acquisition, initially determining a goodwill of R$376,258 thousand. A specialized and independent company was hired to prepare the purchase price allocation study ("PPA"), establishing the initial allocation of the fair value of the assets acquired and liabilities assumed by Digio, as well as the measurement of the fair value of the interest held prior to the date of such acquisition. The final allocation may undergo changes and improvements until the completion of the study, which is estimated to take up to 12 months from the date of the respective acquisition.

   Therefore, we show below the assets and liabilities consolidated by Bradesco:

	R$ thousand
	On February 25, 2022
Assets	
Cash and due from banks	41,614
Financial instruments	3,420,257
Expected credit loss associated with credit risk	(337,216)
Deferred income tax assets	398,493
Premises and equipment	2,043
Intangible assets	259,928
Depreciation and amortization	(22,677)
Other assets	363,787
Total assets	**4,126,229**

	R$ thousand
	On February 25, 2022
Liabilities	
Deposits and other financial liabilities	3,268,274
Provisions	34,702
Deferred income tax liabilities	32,587
Other liabilities	176,124
Total liabilities	**3,511,687**
Shareholders' equity (1)	614,542
Total liabilities and Shareholders' equity	**4,126,229**

(1) Balance eliminated with investment.

4. On January 18, 2022, Bradesco announced to the market the issuance of its first Sustainable Bond linked to socioenvironmental criteria in total amount of US$500 million (approximately R$ 2,863 million as indicated in Year end Financials), the Bond is a sustainable international senior debt issue with a maturity of 60 months and a coupon of 4.375% p.a.

5. As of January 1, 2022, pursuant to CMN Resolution No. 4,818/20, we started to adopt the international accounting standard (IFRS) in the preparation and disclosure of the Interim Consolidated Financial Statements.

6. On April 28, 2022, Provisional Measure No. 1,115 ("MP"), converted into Law No. 14,446 on September 2, 2022, was published, which increased the rate of the Social Contribution on Net Income - CSLL of the financial, insurance and cooperatives sectors by one percentage point, during the period of August 1, 2022 to December 31, 2022, however the impacts were not be material in the organization's financial statements.

7. On July 6, 2022, Provisional Measure No. 1,128 ("MP") was published, which changes the criteria for tax recognition of losses on credit operations in the financial sector, which will take effect from January 1, 2025 Bradesco will await the conversion of the MP into Law for a more in-depth and conclusive analysis, since possible amendments to the MP may be proposed.

8. On August 24, 2022, Bradesco informed its shareholders and the market in general that it entered into a strategic partnership with Banco Votorantim S.A. ("BV bank") for the formation of an independent investment manager, which will have its own brand, to be defined. In the transaction, Bradesco, through one of its indirect subsidiaries, will acquire 51% of the capital of BV DTVM ("Company"), which already holds R$41 billion of assets under management and R$22 billion in custody in private banking. Completion of the transaction is subject to the fulfillment of certain precedent, legal and regulatory conditions.

Base Date November 07, 2022

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior

Managing Officers
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto
Antonio José da Barbara
Edson Marcelo Moreto
José Sergio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Deputy Officers
Edilson Wiggers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carolina Salomão Fera
Cintia Scovine Barcelos de Souza
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
*Daniela Pinheiro de Castro
Francisco Armando Aranda
Francisco José Pereira Terra
Italívio Garcia Menezes
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
*Juliana Laham
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
*Leandro Karam Correa Leite
*Marcelo Sarno Pasquini
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gonjito Júnior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Antonio José da Barbara
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

Fiscal Council

Sitting Members
José Maria Soares Nunes - Coordinator
Domingos Aparecido Maia
Joaquim Caxias Romão
Ivanyra Maura de Medeiros Correia
Ava Cohn

Deputy Members
Luiz Eduardo Nobre Borges
Artur Padula Omuro
Eduardo Badyr Donni
(vago)

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

*under approval by the Central Bank of Brazil

Independent Auditors' Report on condensed interim consolidated financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Introduction

We have reviewed the interim consolidated financial position of Banco Bradesco S.A. ("Bradesco" or "Bank"), as of September 30, 2022, and the related statements of income, comprehensive income for the three and nine-months period then ended and changes in shareholders' equity and cash flows for the nine-month period then ended, including the main explanatory notes ("condensed interim consolidated financial information").

Management of Bradesco is responsible for the preparation of this condensed consolidated interim financial information in accordance with the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at September 30, 2022, the consolidated performance of its operations and its consolidated cash flows for the nine month period then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

São Paulo, November 8th, 2022

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A. referring to the third quarter of 2022 and, in view of the meetings held with (i) the management areas and administrators; and (ii) KPMG Auditores Independentes and its reports are of the opinion that the aforementioned documents adequately reflect the equity and financial position of the Company.

Cidade de Deus, Osasco, SP, November 8, 2022

José Maria Soares Nunes

Domingos Aparecido Maia

Joaquim Caxias Romão

Ivanyra Maura de Medeiros Correia

Ava Cohn

For further information, please contact:

Leandro Miranda

Executive Director and Investor Relations Officer

Carlos Wagner Firetti

Bussiness Controller and Market Relations

Director

Phone: +55 11 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/nº – Prédio Vermelho – 3rd floor

Osasco – SP

Brazil

banco.bradesco/ri

bradesco

bradesco